Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

WRIGHT MEDICAL GROUP N.V.

at

$30.75 per share

by

STRYKER B.V.

an indirect, wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON FEBRUARY 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), is offering to purchase all of the outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”), at a purchase price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of November 4, 2019 (as it may be amended from time to time, the “Purchase Agreement”), by and among Stryker, Purchaser and Wright. Unless the Offer is earlier terminated, the Offer will expire at 9:00 a.m., Eastern Time, on February 27, 2020 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Purchaser may extend the Offer to such other date and time as may be agreed in writing by Wright and Stryker, and will extend the Offer for the minimum period required by applicable law, rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the rules of the Nasdaq Global Select Market (“Nasdaq”). Purchaser will also extend the Offer on one or more occasions in consecutive periods of up to ten (10) business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or for periods of up to twenty (20) business days in case of the Regulatory Clearance Condition (as defined below) if such condition is not reasonably likely to be satisfied within such ten (10) business-day extension period. Purchaser may, but will not be required to, extend the Offer (a) on more than two (2) occasions in consecutive periods of ten (10) business days each, if the only remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below) and (b) to the business day immediately following the date that is one (1) month after the date of the EGM (as defined below) or subsequent EGM at which the Merger Resolutions (as defined below) are approved. Purchaser is not required to, and cannot without the consent of Wright, extend the Offer beyond November 4, 2020 (subject to automatic extension to February 4, 2021 if, at such earlier date, all conditions to the closing of the Offer have been satisfied or waived, other than the Regulatory Clearance Condition (as defined below) and the Minimum Condition (as defined below)).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Stryker will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the Nasdaq will be terminated, Wright will no longer be a publicly traded company and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Wright’s reporting obligations with respect to the Shares with the SEC.

After consideration, the board of directors (bestuur) of Wright (the “Wright Board”) has unanimously, among other things, (a) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers (each as defined below)) and the other transactions contemplated by the Purchase Agreement are in the best interests of Wright, its businesses and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that Wright’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by Wright’s shareholders at an extraordinary general meeting of Wright shareholders to be held prior to the Expiration Time in accordance with the terms of the Purchase Agreement (the “EGM”).

The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer.

At the EGM, Wright shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of Wright, including substantially all of the assets and liabilities of Wright, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) subject to the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved and (ii) subject to Asset Sale having been completed, the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved, (1) dissolve (ontbinden) Wright in accordance with Section 2:19 of the Dutch Civil Code (the “DCC”) and (2) appoint as liquidator (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of certain members of the Wright Board who are independent from Purchaser and Stryker not to be unreasonably withheld, conditioned or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of Wright in accordance with Section 2:24 of the DCC (collectively, the “Asset Sale Resolutions”), (b) approval of the Mergers (as defined below), subject to the Acceptance Time having occurred and the Reorganization Threshold having been achieved, and certain amendments to Wright’s articles of association to determine the compensation to be paid to Wright shareholders who vote against approval of the Mergers and who request compensation in connection with the First-Step Merger (as defined below) in accordance with Section 2:333h of the DCC (collectively, the “Merger Resolutions”), (c) approval of the statutory spin-off (afsplitsing) of certain assets and liabilities of Wright to a wholly owned subsidiary of Wright (the “Demerger Resolutions”), subject to the Offer Closing, or earlier if so agreed by Wright, Stryker and Purchaser, (d) certain amendments to Wright’s articles of association to become effective after the Offer Closing, including, if elected by Purchaser, the conversion of Wright from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, certain other amendments to become effective after the delisting of the Shares on the Nasdaq and an amendment to align Wright’s financial year with that reckoned by Purchaser, (e) the appointment of directors designated by Purchaser to the Wright Board to replace certain current directors of Wright who will resign from the Wright Board effective as of the Offer Closing (together with clause (d) the “Governance Resolutions”), (f) the full and final discharge to each member of the Wright Board for their acts of management or supervision, as applicable, up to the date of the EGM and effective upon the Acceptance Time and (g) other matters contemplated by the Purchase Agreement.

Following the Acceptance Time, except as described below, Purchaser will (and Stryker will cause Purchaser to) provide for a subsequent offering period of at least ten (10) business days in accordance with Rule 14d-11 promulgated under the Exchange Act and in accordance with the Purchase Agreement (the “Subsequent Offering Period”). In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale, Purchaser will (and Stryker will cause Purchaser to) extend the Subsequent Offering Period for at least five (5) business days to permit any remaining minority shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the “Minority Exit Offering Period”). In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers (as defined below), Purchaser will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving Wright and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) or the Compulsory Acquisition (as defined below) are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser.

In the event that the Asset Sale and Liquidation (as defined below) is implemented, which is subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Stryker or its wholly owned subsidiaries, representing at least eighty percent (80%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Reorganization Threshold”), any Wright shareholders who did not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will receive for each Share held immediately prior to completion of the Asset Sale cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. Upon consummation of the Asset Sale: (a) Wright will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) will (i) own all of Wright’s business operations and (ii) be the principal shareholder in Wright; and (c) the non-tendering Wright shareholders will continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Liquidator would then complete the liquidation and dissolution of Wright (the “Liquidation”) in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable the Liquidator to make an immediate advance liquidation distribution (the “Second Step Distribution”) to a settlement agent on behalf of each non-tendering Wright shareholder of an amount in cash for each Share held immediately prior to the completion of the Asset Sale equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law. Upon completion of the Mergers, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the “Compulsory Acquisition”) is permissible under applicable law and implemented, then Shares held by non-tendering Wright shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the DCC. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select a reference date on which to value the Shares for purposes of determining such price (the “Reference Date”). If the Compulsory Acquisition is commenced shortly following the Offer Closing and at the Offer Closing the Purchaser and its affiliates hold ninety-five percent (95%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), it is expected that the Reference Date will be the date of the Offer Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Offer Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Wright shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Wright shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Wright. If payment by Purchaser is made to the relevant governmental authority in the Netherlands, rather than directly to non-tendering Wright shareholders, such shareholders may only seek their consideration directly from such governmental authority in the Netherlands. Upon completion of the Compulsory Acquisition, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Compulsory Acquisition to their bank account or otherwise.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Wright shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Wright shareholders had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Wright shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated pursuant to its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition; (ii) the Regulatory Clearance Condition; (iii) the Legal Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Stryker or its wholly owned subsidiaries, represents at least ninety-five percent (95%) of Wright’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time, provided that, Purchaser may, in its sole discretion, reduce the required threshold to a percentage not less than eighty percent (80%), provided, further, that if, prior to the Expiration Time, the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions are adopted at the EGM or any subsequent EGM, the required threshold will be reduced to eighty percent (80%).

The “Regulatory Clearance Condition” requires the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and certain other applicable regulatory or antitrust laws, and the receipt of any relevant approvals, consents or waivers obtained pursuant to such laws, which, in each case, do not impose a condition or require a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Legal Restraints Condition” requires that there is no law, regulation, judgment, injunction, order, decree or ruling (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced or issued by any court or other governmental body of competent jurisdiction in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Asset Sale, the Compulsory Acquisition, the Liquidation, the Second Step Distribution, the Mergers or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Wright shareholders have adopted the Governance Resolutions.

The “Material Adverse Effect Condition” requires that no change, effect, event, inaccuracy, occurrence or other matter has occurred following the date of the Purchase Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Wright Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

December 13, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must, prior to the Expiration Time, (a) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (b) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (c) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by Wright from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by Wright in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety, which, as each may be amended or supplemented from time to time, we collectively refer to as the “Offer.” Purchaser (as defined below) has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”), contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser (as defined below) by Wright or has been taken from or is based upon publicly available documents or records of Wright on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer and Purchaser has not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding ordinary shares, par value €0.03 per share, of Wright (the “Shares”).

Price Offered Per Share	$30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof and payable in cash (such amount or any higher amount per Share paid pursuant to the Offer, the “Offer Consideration”).

Scheduled Expiration of Offer	9:00 a.m., Eastern Time, on February 27, 2020 (the “Expiration Time” unless the Offer is extended, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser pursuant to and in accordance with the Purchase Agreement, will expire). See Section 1—“Terms of the Offer.”

Purchaser	Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”), and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”).

Who is offering to buy my Shares?

Purchaser, an indirect, wholly owned subsidiary of Stryker, is offering to purchase for cash all outstanding Shares. Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, and Stryker is a Michigan corporation.

See the “Introduction” and Section 8—“Certain Information Concerning Stryker and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “Purchaser,” “us,” “we” and “our” to refer to Stryker B.V. We use the term “Stryker” to refer to Stryker Corporation and the term “Wright” to refer to Wright Medical Group N.V. For the avoidance of doubt, any reference herein to “non-tendering shareholders” does not include Stryker, Purchaser or any of their respective wholly owned subsidiaries.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares at a purchase price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, in cash, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

i

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Is there an agreement governing the Offer?

Yes. Stryker, Purchaser and Wright entered into a Purchase Agreement, dated as of November 4, 2019 (as it may be amended from time to time, the “Purchase Agreement”). The Purchase Agreement provides, among other things, for the terms and conditions of the Offer, and certain potential post-Offer corporate reorganizations of or involving Wright and its subsidiaries (each post-Offer corporate reorganization of or involving Wright and its subsidiaries a “Post-Offer Reorganization”).

See Section 11—“The Purchase Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Wright” and Section 15—“Certain Conditions of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Wright so that we will own and control all of Wright’s current businesses. If the Offer is consummated, we intend to cause Wright to terminate the listing of the Shares on the Nasdaq Global Select Market (“Nasdaq”). As a result, Wright and its Shares would cease to be publicly traded. In addition, after the consummation of the Offer we intend to cause the termination of the registration of Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable, and expect to take steps to cause the suspension of all of Wright’s reporting obligations with the SEC.

See Section 12—“Purpose of the Offer; Plans for Wright.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, on the terms and subject to the conditions set forth in the Purchase Agreement in this Offer to Purchase and the Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”), you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What does the Board of Directors of Wright think of the Offer?

After consideration, the board of directors (bestuur) of Wright (the “Wright Board”) has unanimously, among other things, (a) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers (each as defined below)) and the other transactions contemplated by the Purchase Agreement are in the best interests of Wright, its businesses and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that Wright’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by Wright’s shareholders at an extraordinary general meeting of Wright shareholders to be held prior to the Expiration Time in accordance with the terms of the Purchase Agreement (the “EGM”).

The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer.

At the EGM, Wright shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of Wright, including substantially all of the assets and liabilities of Wright, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) subject to the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved and (ii) subject to Asset Sale having been completed, the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved, (1) dissolve (ontbinden) Wright in accordance with Section 2:19 of the Dutch Civil Code (the “DCC”) and (2) appoint as liquidator (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of certain members of the Wright Board who are independent from Purchaser and Stryker not to be unreasonably withheld, conditioned or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of Wright in accordance with Section 2:24 of the DCC (collectively, the “Asset Sale Resolutions”), (b) approval of the Mergers (as defined below), subject to the Acceptance Time having occurred and the Reorganization Threshold having been achieved, and certain amendments to Wright’s articles of association to determine the compensation to be paid to Wright shareholders who vote against approval of the Mergers and who request compensation in connection with the First-Step Merger (as defined below) in accordance with Section 2:333h of the DCC (collectively, the “Merger Resolutions”), (c) approval of the statutory spin-off (afsplitsing) of certain assets and liabilities of Wright to a wholly owned subsidiary of Wright (the “Demerger Resolutions”), subject to the Offer Closing, or earlier if so agreed by Wright, Stryker and Purchaser, (d) certain amendments to Wright’s articles of association to become effective after the Offer Closing, including the conversion of Wright from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, certain other amendments to become effective after the delisting of the Shares on the Nasdaq and an amendment to align Wright’s financial year with that reckoned by Purchaser, (e) the appointment of directors designated by Purchaser to the Wright Board to replace certain current directors of Wright who will resign from the Wright Board effective as of the Offer Closing (together with clause (d) the “Governance Resolutions”), (f) the full and final discharge to each member of the Wright Board for their acts of management or supervision, as applicable, up to the date of the EGM and effective upon the Acceptance Time and (g) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Wright Board approved the Offer and recommended that Wright shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Wright that Wright is furnishing to shareholders in connection with the Offer (the “Schedule 14D-9”).

Will you have the financial resources to make payment?

Yes. We estimate that the total amount of funds required to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, to pay related transaction fees and expenses and to pay or refinance certain outstanding debt of Wright, including its outstanding convertible notes, in connection with the consummation of the Offer and the other transactions contemplated by the Purchase Agreement, will be approximately $5.4 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Stryker and its subsidiaries, (b) proceeds from the sale of debt securities and/or (c) bank or other debt financings. The consummation of the Offer and the other transactions contemplated by the Purchase Agreement is not subject to any financing condition.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer?

No. We do not think our financial condition is relevant to your decision on whether to tender Shares and accept the Offer because:

•	The Offer is being made for all outstanding Shares solely for cash.

•	The Offer is not subject to any financing condition.

•

If we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period (each as defined below), while we or Stryker may elect to effectuate or cause to be effectuated a Post-Offer Reorganization, we have no plans to offer any of our securities to effectuate the Post-Offer Reorganization. The steps we may take to effectuate the Post-Offer Reorganization include (but are not limited to):

•

subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Stryker or its wholly owned subsidiaries, representing at least eighty percent (80%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Reorganization Threshold”), acquiring all or substantially all assets and liabilities of Wright in the Asset Sale and, as soon as practicable following the consummation of the Asset Sale, liquidating and dissolving Wright (the “Liquidation”) in accordance with applicable Dutch procedures, such that an immediate advance liquidation distribution (the “Second Step Distribution”) is made to a settlement agent on behalf of each non-tendering Wright shareholder of an amount in cash for each Share held immediately prior to the completion of the Asset Sale equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder;

•

subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”), whereby any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law; and

•

if permissible under applicable law, commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for a compulsory acquisition (uitkoopprocedure) of non-tendered shares in accordance with Section 2:92a or Section 2:201a of the DCC (the “Compulsory Acquisition”), whereby the Dutch Court will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select a reference date on which to value the Shares for purposes of determining such price (the “Reference Date”). If the Compulsory Acquisition is commenced shortly following the Offer Closing and at the Offer Closing the Purchaser and its affiliates hold ninety-five percent (95%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), it is expected that the Reference Date will be the date of the Offer Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Offer Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Wright shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands).

See Section 12—“Purpose of the Offer; Plans for Wright.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

You will have until 9:00 a.m., Eastern Time, on February 27, 2020, unless we extend the Offer in accordance with the Purchase Agreement or the Offer is earlier terminated. Furthermore, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Stryker will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such broker, dealer, commercial bank, trust company or other nominee to tender your Shares in accordance with your instructions. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes, subject to Stryker’s rights to terminate the Purchase Agreement in accordance with its terms, we may extend the Offer to such other date and time as may be agreed in writing by Wright and Stryker, and we have agreed in the Purchase Agreement that we will extend the Offer:

•	for the minimum period required by applicable law, rule, regulation, interpretation or position of the SEC or the staff of the SEC or the rules of the Nasdaq; and

v

•

on one or more occasions in consecutive periods of up to ten (10) business days each, with such period to end at 5:00 p.m., Eastern Time on the last business day of such period (or such other duration as we and Wright may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition(s); except that:

•

if we determine in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time the Regulatory Clearance Condition (as defined below) is not reasonably likely to be satisfied within such ten (10) business-day extension period, then we will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

•

if the only remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below), we will not be required to extend the Offer on more than two (2) occasions in consecutive periods of up to ten (10) business days each (or such other duration as we and Wright may agree); and

•

we are not required to, and cannot without Wright’s consent, extend the Offer beyond November 4, 2020 (subject to automatic extension to February 4, 2021 if, at such earlier date, all conditions to the closing of the Offer have been satisfied or waived, other than the Regulatory Clearance Condition (as defined below) and the Minimum Condition (as defined below)) (such date and time, including any automatic extension thereof, the “Outside Date”).

In addition, we may extend the Offer to the business day immediately following the date that is one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions are approved.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice will also include the approximate number and percentage of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

See Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

Except as provided below, following the Acceptance Time, we are obligated by the Purchase Agreement to provide for a subsequent offering period of at least ten (10) business days in accordance with Rule 14d-11 promulgated under the Exchange Act and in accordance with the Purchase Agreement (the “Subsequent Offering Period”). In the event, that prior to the expiration of any such Subsequent Offering Period, we or Stryker publicly announces its intention to effectuate the Asset Sale, we will extend the Subsequent Offering Period for at least five (5) business days to permit any remaining minority Wright shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the “Minority Exit Offering Period”). The purpose of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is to (a) offer to acquire outstanding Shares that were not tendered pursuant to the Offer and (b) allow non-tendering Wright shareholders, who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in connection with the Asset Sale and Liquidation (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid such adverse tax treatment.

In the event that promptly following the Expiration Time, we or Stryker publicly announces its intention to effectuate the Mergers, we will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if we choose to.

See Section 1—“Terms of the Offer.”

What is the difference between an extension of the Offer and a Subsequent Offering Period?

A Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is not an extension of the Offer. A Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) occurs after we have accepted, and become obligated to pay for, all Shares that were validly tendered pursuant to the Offer and not properly withdrawn by the Expiration Time. No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), and no withdrawal rights apply during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated pursuant to its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Regulatory Clearance Condition; (iii) the Legal Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The Offer also is subject to a number of other conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer” of this Offer to Purchase. The conditions to the Offer will be in addition to, and not a limitation of, our right to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. We expressly reserve the right at any time to waive, in whole or in part and in our sole discretion, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, we will not, and Stryker will cause us not to (without the prior written consent of Wright): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except to the extent contemplated under the Purchase Agreement); (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Wright shareholders; or (g) increase the Offer Consideration by an increment of less than $0.10 per Share.

See Section 15—“Certain Conditions of the Offer.”

What is the Minimum Condition?

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Stryker or its wholly owned subsidiaries, represents at least ninety-five percent (95%) of Wright’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time, provided that, Purchaser may, in its sole discretion, reduce the required threshold to a percentage not less than eighty percent (80%), provided, further, that if, prior to the Expiration Time, the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions are adopted at the EGM or any subsequent EGM, the required threshold will be reduced to eighty percent (80%).

See Section 15—“Certain Conditions of the Offer.”

What are the Regulatory Clearance Condition, the Legal Restraints Condition, the Governance Resolutions Condition and the Material Adverse Effect Condition?

The “Regulatory Clearance Condition” requires the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and certain other applicable regulatory or antitrust laws, and the receipt of any relevant approvals, consents or waivers obtained pursuant to such laws, which, in each case, do not impose a condition or require a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Legal Restraints Condition” requires that there is no law, regulation judgment, injunction, order, decree or ruling (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced or issued by any court or other governmental body of competent jurisdiction in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Asset Sale, the Compulsory Acquisition, the Liquidation, the Second Step Distribution, the Mergers or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Wright shareholders have adopted the Governance Resolutions.

The “Material Adverse Effect Condition” requires that no change, effect, event, inaccuracy, occurrence or other matter has occurred following the date of the Purchase Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Wright Material Adverse Effect (as defined in the Purchase Agreement).

See Section 15—“Certain Conditions of the Offer.”

Have any Wright shareholders already agreed to tender their Shares in the Offer?

No. We have not previously entered into any agreements with any Wright shareholders with respect to their tender of Shares into the Offer.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you hold Shares in book-entry form on the books of Wright’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed; and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 3—“Procedures for Accepting the Offer and Tendering Shares”); (b) a Book-Entry

Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within two (2) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should also be aware that your broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly contact your broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Offer.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may properly withdraw your previously tendered Shares at any time until the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after February 11, 2020, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless we have accepted for payment the Shares validly tendered in the Offer. No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), and no withdrawal rights apply during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will immediately be accepted and promptly paid for.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the related Letter of Transmittal) to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. Such broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline to provide instructions for the withdrawal of your Shares. Accordingly, you should contact such broker, commercial bank, trust company or other nominee as soon as possible to determine the times by which you must take action in order to withdraw your Shares. No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), and no withdrawal rights apply during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will immediately be accepted and promptly paid for.

See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares and what will happen to Wright?

After the Offer Closing, we intend to cause Wright to terminate the listing of the Shares on the Nasdaq (the “Delisting”). As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, we intend to cause Wright to terminate the registration of Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Shares with the SEC. As a result, with respect to the Shares, Wright would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC. Furthermore, the ability of “affiliates” of Wright and persons holding “restricted securities” of Wright to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) may be impaired or eliminated.

In addition, after amendment of Wright’s articles of association following the Delisting, pursuant to the Governance Resolutions proposed to be approved at the EGM, record ownership of Shares can only be transferred pursuant to a notarial deed executed before a Dutch notary. This will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Shares. Furthermore, after such amendment of Wright’s articles of association, any transfer of record ownership of Shares prior to June 1, 2022 would require the prior approval of the Wright Board.

If the Asset Sale or the Mergers are consummated, it is anticipated that Wright shareholders who do not tender their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive the same consideration for their Shares as those Wright shareholders who tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. However, in the Compulsory Acquisition, the Dutch Court will determine in its sole discretion the price to be paid for the non-tendered Shares, which price may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest. In the event the Asset Sale and Liquidation, the Mergers or the Compulsory Acquisition are consummated, Wright will either be liquidated, disappear or become wholly owned by us.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Wright shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Wright shareholders had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

In addition, if the Offer and the Post-Offer Reorganization are completed, another difference between tendering your Shares and not tendering your Shares pursuant to the Offer is that Holders of Shares tendered in the Offer may be paid in respect of such Shares sooner than holders of non-tendering Shares are paid in respect of non-tendering Shares in any Post-Offer Reorganization.

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Wright shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

See the “Introduction” to this Offer to Purchase, Section 11—“The Purchase Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Wright” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

The Offer Consideration of $30.75 per Share represents a premium of approximately fifty-two percent (52%) over the volume-weighted average closing price of Shares over the thirty (30) calendar days ended October 31,

x

2019, the last trading day prior to speculation that Wright was exploring a sale of the company. On December 12, 2019, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the Nasdaq was $29.44 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

Wright shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer.

In the event that the Compulsory Acquisition is permissible under applicable law and implemented, the Dutch Court will determine in its sole discretion the price to be paid for the non-tendered Shares, which price may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum). The non-tendering Wright shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige us to buy their Shares.

In the event the Merger Resolutions are adopted at the EGM or any subsequent EGM, any Wright shareholder that votes against the Merger Resolutions may exercise its withdrawal right under Dutch law in connection with the First-Step Merger (the “Merger Withdrawal Right”) by filing a request for compensation in accordance with Section 2:333h of the DCC within one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions were adopted. If the Mergers are then implemented, such compensation would be paid in cash in connection with the consummation of the First-Step Merger. The Merger Resolutions include certain amendments to Wright’s articles of association that fix the cash compensation payable to any such Wright shareholders exercising the Merger Withdrawal Right at an amount per Share equal to the Offer Consideration without interest and less applicable withholding taxes.

See Section 17—“Appraisal Rights.”

What will happen to my equity awards in the Offer?

In connection with the Offer, outstanding Wright equity awards (other than certain equity awards that may be granted if the Offer Closing does not occur by July 1, 2020 and which will be subject to pro rata vesting at the Offer Closing) will be treated as follows:

•

Each restricted stock unit in respect of Shares (a “Wright RSU”) and performance share unit in respect of Shares (a “Wright PSU”) that is outstanding and unvested immediately prior to the Acceptance Time, whether or not then subject to any performance or other condition, will vest in full at the Acceptance Time and at the Offer Closing will be cancelled and converted into the right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (a) the Offer Consideration multiplied by (b) the total number of Shares subject to such Wright PSU or Wright RSU as of immediately prior to the Offer Closing (which, in the case of Wright PSUs, will be determined based on the maximum achievement of the applicable performance conditions).

•

Each outstanding option to purchase Shares, other than under the Wright Employee Stock Purchase Plan (a “Wright Stock Option”) that is outstanding immediately prior to the Offer Closing will be automatically canceled and converted into a right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (a) the number of Shares subject to the unexercised portion of such Wright Stock Option immediately prior to the Offer Closing multiplied by (b) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Wright Stock Option.

See Section 11—“The Purchase Agreement; Other Agreements—Purchase Agreement—Treatment of Wright Equity Awards.”

What are the U.S. federal income tax consequences of tendering Shares for U.S. shareholders?

The receipt of cash in exchange for your Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or the Post-Offer Reorganization generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Post-Offer Reorganization.

See Section 5A—“Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Post-Offer Reorganization for certain U.S. shareholders.

What are the material Dutch tax consequences of having my Shares accepted for payment in the Offer?

For non-Dutch resident Wright shareholders who or that:

(a)

are not individuals and do not have, nor are deemed to have, directly or indirectly, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Wright that is held with the principal purpose or one of the principal purposes of avoiding income tax at the level of another party and such interest is held as part of an artificial arrangement or transaction or series of arrangements or combination of transactions, whereby such arrangement or series of arrangements or transaction or combination of transactions is considered artificial if it is not set up on the basis of valid commercial motives and whereby an arrangement or transaction may consists of several steps or parts, and (i) do not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable or (ii) are not, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable; and

(b)

are individuals and do not have, nor are deemed to have, directly or indirectly, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Wright that is not part of the assets of an enterprise (behoort niet tot het vermogen van een onderneming) and (i) do not derive profits from an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable, (ii) do not realize income or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands, which include activities with respect to the Shares that exceed regular, active portfolio management or (iii) are not, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable, any gains realized in respect of Shares tendered pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or as a result of the Post-Offer Reorganization will generally not be subject to Dutch corporate or personal income tax.

Depending on the circumstances, Dutch resident Wright shareholders and certain non-Dutch resident Wright shareholders may be subject to Dutch corporate or personal income tax on any gains realized pursuant to the

Offer or the Post-Offer Reorganization. See Section 5B—“Certain Dutch Tax Consequences” for a more detailed discussion of the Dutch tax consequences of the Offer and the Post-Offer Reorganization.

If, subsequent to the Asset Sale, the Liquidation is implemented, Dutch dividend withholding tax (dividendbelasting) will be due at the statutory rate of 15% to the extent that the amount of the Second Step Distribution exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes subject to any exemption, reduction or refund that may be available to a Wright shareholder. As a result, the net amount received by Wright shareholders in the Second Step Distribution for Shares that are not tendered in the Offer may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period). See Section 5B—“Certain Dutch Tax Aspects of the Offer and Post-Offer Reorganization” for a more detailed discussion of the Dutch tax consequences of the Post-Offer Reorganization.

We urge you to consult your own tax advisor as to the particular Dutch tax consequences to you of the Offer and the Post-Offer Reorganization.

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. You may call the Information Agent toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers). See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Ordinary Shares of Wright Medical Group N.V.:

Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), is offering to purchase all of the outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”), at a purchase price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of November 4, 2019 (as it may be amended from time to time, the “Purchase Agreement”), by and among Stryker, Purchaser and Wright. Unless the Offer is earlier terminated, the Offer will expire at 9:00 a.m., Eastern Time, on February 27, 2020 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Purchaser may extend the Offer to such other date and time as may be agreed in writing by Wright and Stryker, and will extend the Offer for the minimum period required by applicable law, rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the rules of the Nasdaq Global Select Market (“Nasdaq”). Purchaser will also extend the Offer on one or more occasions in consecutive periods of up to ten (10) business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or for periods of up to twenty (20) business days in case of the Regulatory Clearance Condition (as defined below) if such condition is not reasonably likely to be satisfied within such ten (10) business-day extension period. Purchaser may, but will not be required to, extend the Offer (a) on more than two (2) occasions in consecutive periods of ten (10) business days each, if the only remaining unsatisfied condition to the Offer is the Minimum Condition (as defined below) and (b) to the business day immediately following the date that is one (1) month after the date of the EGM (as defined below) or subsequent EGM at which the Merger Resolutions (as defined below) are approved. Purchaser is not required to, and cannot without Wright’s consent, extend the Offer beyond the Outside Date (as defined below).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Stryker will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the Nasdaq will be terminated, Wright will no longer be a publicly traded company and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Wright’s reporting obligations with respect to the Shares with the SEC.

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated pursuant to its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition; (ii) the Regulatory Clearance Condition; (iii) the Legal Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Stryker or its wholly owned subsidiaries, represents at least ninety-five percent (95%) of Wright’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time, provided that, Purchaser may, in its sole discretion, reduce the required threshold to a percentage not less than eighty percent (80%), provided, further, that if, prior to the Expiration Time, the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions are adopted at the EGM or any subsequent EGM, the required threshold will be reduced to eighty percent (80%).

The “Regulatory Clearance Condition” requires the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and certain other applicable regulatory or antitrust laws, and the receipt of any relevant approvals, consents or waivers obtained pursuant to such laws, which, in each case, do not impose a condition or require a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Legal Restraints Condition” requires that there is no law, regulation judgment, injunction, order, decree or ruling (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced or issued by any court or other governmental body of competent jurisdiction in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Asset Sale, the Compulsory Acquisition, the Liquidation, the Second Step Distribution, the Mergers or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Stryker is not required to accept or agree to under the terms of the Purchase Agreement.

The “Governance Resolutions Condition” requires that, at the EGM or a subsequent EGM, Wright shareholders have adopted one or more resolutions effective upon the Offer Closing to appoint directors designated by Purchaser to the Wright Board to replace those members of the Wright Board who will resign from the Wright Board effective as of the Offer Closing and to amend Wright’s articles of association to become effective after the Offer Closing, including the conversion of Wright from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, certain other amendments to become effective after the delisting of the Shares on the Nasdaq and an amendment to align Wright’s financial year with that reckoned by Purchaser (the “Governance Resolutions”).

The “Material Adverse Effect Condition” requires that no change, effect, event, inaccuracy, occurrence or other matter has occurred following the date of the Purchase Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Wright Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

After consideration, the board of directors (bestuur) of Wright (the “Wright Board”) has unanimously, among other things, (a) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers (each as defined below)) and the other transactions contemplated by the Purchase Agreement are in the best interests of Wright, its businesses and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that Wright’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by Wright’s shareholders at an extraordinary general meeting of Wright shareholders to be held prior to the Expiration Time in accordance with the terms of the Purchase Agreement (the “EGM”).

The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer.

At the EGM, Wright shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of Wright, including substantially all of the assets and liabilities of Wright, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) subject to the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved and (ii) subject to Asset Sale having been completed, the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved, (1) dissolve (ontbinden) Wright in accordance with Section 2:19 of the Dutch Civil Code (the “DCC”) and (2) appoint as liquidator (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of certain members of the Wright Board who are independent from Purchaser and Stryker not to be unreasonably withheld, conditioned or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of Wright in accordance with Section 2:24 of the DCC (collectively, the “Asset Sale Resolutions”), (b) approval of the Mergers (as defined below), subject to the Acceptance Time having occurred and the Reorganization Threshold having been achieved, and certain amendments to Wright’s articles of association to determine the compensation to be paid to Wright shareholders who vote against approval of the Mergers and who request compensation in connection with the First-Step Merger (as defined below) in accordance with Section 2:333h of the DCC (collectively, the “Merger Resolutions”), (c) approval of the statutory spin-off (afsplitsing) of certain assets and liabilities of Wright to a wholly owned subsidiary of Wright (the “Demerger Resolutions”), subject to the Offer Closing, or earlier if so agreed by Wright, Stryker and Purchaser, (d) approval of the Governance Resolutions, (e) the full and final discharge to each member of the Wright Board for their acts of management or supervision, as applicable, up to the date of the EGM and effective upon the Acceptance Time and (f) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Wright Board approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and the Mergers, and recommended that Wright shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on the Schedule 14D-9 that Wright is furnishing to its shareholders in connection with the Offer (the “Schedule 14D-9”).

Following the Acceptance Time, except as described below, Purchaser will (and Stryker will cause Purchaser to) provide for a subsequent offering period of at least ten (10) business days in accordance with Rule 14d-11 promulgated under the Exchange Act and in accordance with the Purchase Agreement (the “Subsequent Offering Period”). In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale, Purchaser will (and Stryker will cause Purchaser to) extend the Subsequent Offering Period for at least five (5) business days to permit any remaining minority Wright shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the “Minority Exit Offering Period”). In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers (as defined below), Purchaser will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving Wright and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation (as defined below), the Mergers (as defined below) or the Compulsory Acquisition (as defined below) are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser.

In the event that the Asset Sale and Liquidation (as defined below) is implemented, which is subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Stryker or its wholly owned subsidiaries, representing at least eighty percent (80%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Reorganization Threshold”), any Wright shareholders who did not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will receive for each Share held immediately prior to completion of the Asset Sale cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. Upon consummation of the Asset Sale: (a) Wright will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Wright’s business operations and (ii) be the principal shareholder in Wright; and (c) the non-tendering Wright shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Liquidator would then complete the liquidation and dissolution of Wright (the “Liquidation”) in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable the Liquidator to make an immediate advance liquidation distribution (the “Second Step Distribution”) to a settlement agent on behalf of each non-tendering Wright shareholder of an amount in cash for each Share held immediately prior to the completion of the Asset Sale equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law. Upon completion of the Mergers, Wright will be an indirect wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the “Compulsory Acquisition”) is permissible under applicable law and implemented, then Shares held by non-tendering Wright shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the DCC. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select a reference date on which to value the Shares for purposes of determining such price (the “Reference Date”). If the Compulsory Acquisition is commenced shortly following the Offer Closing and at the Offer Closing the Purchaser and its affiliates hold ninety-five percent (95%) of Wright’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), it is expected that the Reference Date will be the date of the Offer Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Offer Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Wright shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Wright shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Wright. If payment by Purchaser is made to the relevant governmental authority in the Netherlands, rather than directly to non-tendering Wright shareholders, such shareholders may only seek their consideration directly from such governmental authority in the Netherlands. Upon completion of the Compulsory Acquisition, Wright will be an indirect wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Compulsory Acquisition to their bank account or otherwise.

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Wright shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and pursuant to the Post-Offer Reorganization are described in Section 5A—“Certain U.S. Federal Income Tax Consequences.” The applicable withholding taxes and other taxes, if any, imposed on non-tendering Wright shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Wright shareholders had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period). Shareholders are urged to consult with their tax advisors with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Offer Reorganization.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by Wright from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by Wright in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (and Stryker will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter), accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (as permitted under Section 4—“Withdrawal Rights”) as of the Acceptance Time. Unless the Offer is earlier terminated or extended as described below, the Offer will expire at 9:00 a.m., Eastern Time, on February 27, 2020.

The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated pursuant to its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition; (ii) the Regulatory Clearance Condition; (iii) the Legal Restraints Condition; (iv) the Governance Resolutions Condition; and (v) the Material Adverse Effect Condition.

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

Subject to Stryker’s rights to terminate the Purchase Agreement in accordance with its terms, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Wright and Stryker, and Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, rule, regulation, interpretation or position of the SEC or the staff of the SEC or the rules of the Nasdaq; and

•

on one or more occasions in consecutive periods of up to ten (10) business days each, with such period to end at 5:00 p.m., Eastern Time on the last business day of such period (or such other duration as Purchaser and Wright may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition(s); except that:

•

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time the Regulatory Clearance Condition is not reasonably likely to be satisfied within such ten (10) business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

•

if the only remaining unsatisfied condition to the Offer is the Minimum Condition, Purchaser will not be required to extend the Offer on more than two (2) occasions in consecutive periods of up to ten (10) business days each (or such other duration as Purchaser and Wright may agree); and

•

Purchaser is not required to, and cannot without Wright’s consent, extend the Offer beyond November 4, 2020 (subject to automatic extension to February 4, 2021 if, at such earlier date, all conditions to the closing of the Offer have been satisfied or waived, other than the Regulatory Clearance Condition and the Minimum Condition) (such date and time, including any automatic extension thereof, the “Outside Date”).

In addition, Purchaser may extend the Offer to the business day immediately following the date that is one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions are approved.

If Purchaser extends the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time to waive, in whole or in part and in Purchaser’s sole discretion, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not, and Stryker will cause Purchaser not to (without the prior written consent of Wright): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except to the extent contemplated under the Purchase Agreement); (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Wright shareholders; or (g) increase the Offer Consideration by an increment of less than $0.10 per Share.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice will also include the approximate number and percentage of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4—“Withdrawal Rights.” However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Purchase Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Purchaser understands that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business-day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Following the Acceptance Time, except as described below, Purchaser will provide for a Subsequent Offering Period of at least ten (10) business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker publicly announces its intention to effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five (5) business days to permit any remaining minority Wright shareholders to tender their Shares in exchange for the Offer Consideration. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, the Netherlands, or New York, New York, United States, are

authorized or required by applicable law to close. In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers (as defined below), we will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses. The Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is not an extension of the Offer. The Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) would be an additional period of time after the Acceptance Time, in which shareholders may tender Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. In particular, Purchaser will announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was otherwise scheduled to expire and immediately begin the Subsequent Offering Period. There will be no withdrawal rights during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period); any Shares tendered will immediately be accepted by Purchaser and promptly paid for. Any shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will be acquired by Purchaser for an amount equal to the Offer Consideration, in cash, without interest and less applicable withholding taxes. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated the Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation, the Mergers and the Compulsory Acquisition would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation (as defined below), the Mergers or the Compulsory Acquisition are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions of the Offer.” Under certain circumstances, Stryker may terminate the Purchase Agreement and Purchaser may terminate the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is validly terminated pursuant to its terms, Purchaser will (and Stryker will cause Purchaser to) promptly (and in any event within twenty-four (24) hours following such termination), terminate the Offer and not acquire any Shares pursuant to the Offer.

Wright has provided Stryker and Purchaser with the Wright shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to Wright shareholders. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Wright shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Wright shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will (and Stryker will cause us to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter), accept for payment and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time. See Section 1—“Terms of the Offer.” During any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition, or merger control laws. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if you are a record holder and you hold Shares in book-entry form on the books of Wright’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal or (b) if your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (“DTC”), (i) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in lieu of a Letter of Transmittal, (ii) a confirmation of a book-entry transfer (“Book-Entry Confirmation”) into the Depositary’s account at DTC of the Shares tendered by book-entry transfer (pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense, to the tendering shareholder (in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” by crediting such Shares to an account maintained at DTC), promptly following the expiration or termination of the Offer.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment, of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates and any other required documents are received by the Depositary prior to the Expiration Time.

3.	Procedures for Accepting the Offer and Tendering Shares.

Tenders. In order for Shares to be validly tendered pursuant to the Offer, Wright shareholders must follow these procedures:

•

If you are a record holder and you hold Shares in book-entry form on the books of Wright’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at DTC, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined below); (b) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within two (2) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if: (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (b) Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer but such shareholder cannot deliver the required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within two (2) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery: (a) a properly completed and duly executed Letter of Transmittal (or, alternatively an Agent’s Message in the case of tendering Shares held in “street” name by book-entry transfer), (b) a Book-Entry Confirmation with respect to all tendered Shares (in the case of tendering Shares held in “street” name by book-entry transfer) and (c) all other documents required by the Letter of Transmittal, if any.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares to which such Notice of Guaranteed Delivery relates and the required documents are received by the Depositary prior to the Expiration Time. The Notice of Guaranteed Delivery may be delivered by courier or transmitted by facsimile transmission (but only by Eligible Institutions) or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and transfer the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser on the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for, which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser may determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked, and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, with respect to any annual or extraordinary general meeting of Wright shareholders or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon its acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to such Shares and other related securities or rights, including voting at any meeting of Wright shareholders.

U.S. Federal Income Tax Information Reporting and Backup Withholding. Payments made to shareholders of Wright in the Offer or the Post-Offer Reorganization generally will be subject to U.S. federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. shareholder should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that (a) such shareholder is a U.S. person, (b) the taxpayer identification number provided is correct and (c) such shareholder is not subject to backup withholding. Non-U.S. shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. See the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after February 11, 2020, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and no withdrawal rights apply during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material Tax Consequences.

5A.	U.S. Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Post-Offer Reorganization to U.S. Holders (as defined below) of Wright whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Offer Reorganization. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth in this discussion. Purchaser has not sought, and does not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code. The summary is not a complete description of all of the tax consequences of the Offer or the Post-Offer Reorganization and in particular, does not address many of the tax considerations that may be relevant to a holder of Shares in light of such holder’s particular circumstances or that may be applicable to holders of Shares that may be subject to special tax rules, including, without limitation: small business investment companies; banks, certain financial institutions or insurance companies; real estate investment trusts, regulated investment companies or grantor trusts; dealers or traders in securities, commodities or currencies; persons that mark their securities to market; cooperatives; tax-exempt entities; retirement plans; certain former citizens or long-term residents of the United States; persons that received Shares as compensation for the performance of services; persons that hold Shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold Shares through such an entity; S-corporations; persons whose functional currency is not the U.S. dollar; persons that own directly, indirectly, or through attribution ten percent (10%) or more of the voting power or value of the outstanding Shares; persons holding Shares in connection with a trade or business conducted outside the United States; controlled foreign corporations within the meaning of Section 957 of the Code; or passive foreign investment companies within the meaning of Section 1297 of the Code (each, a “PFIC”). Moreover, this summary does not address the U.S. federal estate, gift, unearned income Medicare contribution, alternative minimum tax and any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to persons who are not U.S. Holders.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and persons treated as partners in such entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Post-Offer Reorganization.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER AND THE POST-OFFER REORGANIZATION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

The exchange of Shares by U.S. Holders for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) in exchange for Shares pursuant to the Offer and the U.S. Holder’s adjusted tax basis in such Shares. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to

U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Offer is subject to certain limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

The foregoing assumes that Wright is not currently, and has not been a PFIC, for U.S. federal income tax purposes. In general, the test for determining whether Wright is or has been a PFIC is applied annually and is based upon the composition of Wright’s and certain of its affiliates’ income and assets for such taxable year. If Wright were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. U.S. Holders should consult their own tax advisors concerning whether Wright is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

Receipt of Cash in Exchange for Shares Pursuant to the Post-Offer Reorganization.

The U.S. federal income tax consequences of the Post-Offer Reorganization will depend on the exact manner in which it is carried out. However, if a U.S. Holder receives cash for Shares in the Compulsory Acquisition, the Second Step Distribution or the Mergers, the U.S. federal income tax consequences to such U.S. Holder would generally be the same as described above.

Foreign Tax Credit. A U.S. Holder may be subject to Dutch dividend withholding tax (dividendbelasting), as further described in Section 5B—“Certain Dutch Tax Aspects of the Asset Sale and Liquidation.” Gain or loss, if any, recognized by a U.S. Holder as a result of the cash received for Shares pursuant to the Offer or the Post-Offer Reorganization will generally be treated as U.S. source gain or loss, as the case may be. Consequently, you may not be able to use the foreign tax credit arising from the Dutch dividend withholding tax (dividendbelasting) on the exchange of the Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, you may take a deduction for any Dutch dividend withholding tax (dividendbelasting) imposed if you do not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. The calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of exchanging Shares pursuant to the Post-Offer Reorganization.

Information Reporting and Backup Withholding.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Post-Offer Reorganization is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

5B.	Certain Dutch Tax Consequences.

The following is a summary of certain material Dutch tax consequences of the Offer and the Post-Offer Reorganization for the shareholders of Wright whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Offer Reorganization. It does not address tax consequences applicable to holders of Wright Stock Options, Wright RSUs or Wright PSUs (each as defined below). The summary is for general information only and does not consider all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements). Shareholders are expressly urged to consult with their tax advisors with regard to the tax consequences of tendering their Shares pursuant to the Offer and the Post-Offer Reorganization.

Please note that this summary does not describe the tax considerations for:

(a)

Wright shareholders, if such shareholders, or in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Wright under the Dutch Personal Income Tax Act 2001 (Wet inkomstenbelasting 2001) or the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). In general, a substantial interest in Wright is considered present if the shareholder, or in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly holds shares representing five percent (5%) or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Wright and/or is entitled to five percent (5%) of Wright’s annual profit, and/or five percent (5%) of the proceeds upon liquidation of Wright. A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

(b)

Wright shareholders that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption regime (deelnemingsvrijstelling) or that qualify for participation credit (deelnemingsverrekening) as laid down in the Dutch Corporate Income Tax Act 1969 or would have been exempt under the participation exemption regime if such shareholder were a taxpayer in the Netherlands. In general, an interest of five percent (5%) or more in the nominal paid-up share capital of Wright should either qualify for the participation exemption regime or the participation credit regime. A shareholder may also have a qualifying participation if such Wright shareholder does not have a five percent (5%) interest but a related entity (a statutorily defined term) does, or if Wright is a related entity (a statutorily defined term) of the Wright shareholder.

(c)

Wright shareholders who are individuals and for whom the Shares or any benefit derived from the Shares are attributable to a membership of a management board or a supervisory board, an employment relationship or a deemed employment relationship, the income from which is taxable in the Netherlands.

(d)

Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are not subject to or are exempt (in full or in part) from corporate income tax in the Netherlands or any other state.

(e)	Wright shareholders who or that are not considered the beneficial owner (uiteindelijk gerechtigde) of these Shares or the benefits derived from or realized in respect of these Shares.

This summary only addresses the Dutch national tax legislation and published regulations, as in effect on the date of this Offer to Purchase and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Where this summary refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom of the Netherlands.

Certain Dutch Tax Consequences of the Offer and the Post-Offer Reorganization.

Dutch dividend withholding tax.

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares pursuant to the Offer.

Dutch Resident Individual Shareholders.

An individual shareholder who is resident or deemed to be resident in the Netherlands for Dutch tax purposes will be subject to Dutch personal income tax (inkomstenbelasting) on any gains realized (i.e., the difference, if any, between the amount of cash received and the tax book value) in respect of the Shares tendered pursuant to the Offer, or as a result of the Compulsory Acquisition, the Asset Sale and Liquidation or the Mergers at progressive rates up to a maximum of fifty-two percent (52%) if:

(a)

the Shares are attributable to an enterprise from which the individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder as defined in the Dutch Personal Income Tax Act 2001; or

(b)

such income or capital gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If the above mentioned conditions (a) and (b) do not apply to an individual shareholder, the Shares held by such individual shareholder will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized in respect of the Shares tendered pursuant to the Offer (including during the Subsequent Offer Period) or pursuant to the Post-Offer Reorganization, the annual taxable benefit of the assets and liabilities of a Dutch Individual that are taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Shares, and the fair market value of these liabilities. For 2019, the percentage increases (the expected rates and amounts for 2020, which are subject to approval by the Dutch Senate, have been placed between brackets):

(a)	from 1.94% (1.8% for 2020) of this positive balance up to €71,650 (€72,797 for 2020);

(b)	to 4.45% (4.22% for 2020) of this positive balance of €71,651 (€72,798 for 2020) up to €989,736 (€1,005,572 for 2020); and

(c)	to a maximum of 5.60% (5.33% for 2020) of this positive balance of €989.737 (€1,005.573 for 2020) or higher.

These percentages will be reassessed every year. No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen). The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured, in general, exclusively on January 1st of every calendar year. The tax rate under the regime for savings and investments is a flat rate of thirty percent (30%). The actual benefits derived (including profit distributions and capital gains) are not as such subject to Dutch personal income tax.

Dutch Resident Corporate Shareholders.

A shareholder that is an entity (including an association, partnership and mutual fund, in each case to the extent taxable as a corporate entity) and who is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes will generally be subject to Dutch corporate income tax on any gains realized in respect of the Shares tendered pursuant to the Offer or as a result of the Compulsory Acquisition, the Asset Sale and Liquidation or the Mergers, up to a maximum rate of twenty-five percent (25%).

Non-Dutch Resident Shareholders.

A shareholder that is not a resident or deemed to be a resident of the Netherlands will not be subject to Dutch corporate income tax or personal income tax on any gains realized as a result of the tendering of Shares pursuant to the Offer, as a result of the Compulsory Acquisition, the Asset Sale and Liquidation or the Mergers, provided that:

(a)

in the case of a non-Dutch resident shareholder that is not an individual, such shareholder (i) does not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable or (ii) is not, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable; or

(b)

in the case of a non-Dutch resident shareholder that is an individual, such shareholder (i) does not derive profits from an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable, (ii) does not realize income or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands, which include activities with respect to the Shares that exceed regular, active portfolio management or (iii) is not, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

In the case of a non-Dutch resident shareholder that is taxable in the Netherlands, such shareholder will generally be taxed in the same way as comparable Dutch resident taxpayers, as described above.

Other Taxes and Duties.

No Dutch value added tax and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder on any payment pursuant to the Offer, the Compulsory Acquisition, the Asset Sale and Liquidation or the Mergers.

Certain Other Dutch Tax Aspects Specific to the Post-Offer Reorganization.

Mergers.

Stryker and Purchaser have no current intention to require the deduction and withholding of any Dutch dividend withholding tax (dividendbelasting) in respect of any amounts payable upon completion of the Mergers to any Wright shareholders who did not tender their Shares pursuant to the Offer and who do not exercise any Merger Withdrawal Right (as defined below), but such tax deduction and withholding will take place to the extent required under Dutch tax law.

In the event that a Wright shareholder exercises a Merger Withdrawal Right, then any cash compensation paid to such withdrawing Wright shareholder will be subject to Dutch dividend withholding tax (dividendbelasting) at the statutory rate of 15% to the extent that the amount of the cash compensation exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes subject to any exemption, reduction or refund that may be available to such withdrawing Wright shareholder. As a result, the net amount received by such withdrawing Wright shareholder may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period).

Asset Sale and Liquidation.

If the Asset Sale and Liquidation are implemented, Dutch dividend withholding tax (dividendbelasting) will be due at the statutory rate of 15% to the extent that the amount of the Second Step Distribution exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes (which amount may be subject to an advance tax clearance by the Dutch tax authorities on the amount of paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes), subject to any exemption, reduction or refund that may be available to a Wright shareholder under Dutch domestic tax law, tax treaties entered into by the Netherlands or European Union law.

Shareholders who are a resident or deemed to be resident in the Netherlands for Dutch tax purposes, can generally credit the Dutch dividend withholding tax against their Dutch personal income tax or corporate income tax liability and are entitled to a refund to the extent the Dutch dividend withholding tax exceeds the amount of the Dutch personal income tax or corporate income tax otherwise payable.

Compulsory Acquisition.

If the Compulsory Acquisition is implemented, no Dutch dividend withholding tax (dividendbelasting) will be due upon a disposal of the Shares pursuant to the Compulsory Acquisition.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the Nasdaq under the ticker symbol “WMGI.” Wright has advised Stryker and Purchaser that, as of the close of business on December 11, 2019, 128,533,733 Shares were outstanding.

The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the Nasdaq with respect to the years ended December 31, 2017 and December 31, 2018 and, with respect to the year ended December 31, 2019, through December 12, 2019, using Share data reported by Nasdaq.

Year Ended December 31, 2017	High	Low
First Quarter	$31.31	$22.14
Second Quarter	31.53	25.49
Third Quarter	29.89	25.14
Fourth Quarter	27.62	22.18

Year Ended December 31, 2018
First Quarter	$24.75	$19.04
Second Quarter	27.32	19.01
Third Quarter	29.50	24.10
Fourth Quarter	30.75	24.72

Current year
First Quarter	$32.86	$26.45
Second Quarter	32.83	27.28
Third Quarter	30.06	19.04
Fourth Quarter (through December 12, 2019)	30.00	19.09

On November 1, 2019, the last full trading day prior to the public announcement of the signing of the Purchase Agreement, the reported closing price of the Shares on the Nasdaq was $22.01 per Share. On December 12, 2019, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the Nasdaq was $29.44 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

According to Wright’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018, Wright has not previously declared or paid cash dividends and has no plans to declare or pay any dividends in the near future.

7.	Certain Information Concerning Wright.

Except as specifically set forth in this Offer to Purchase, the information concerning Wright contained in this Offer to Purchase has been taken from or is based upon information furnished by Wright or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Wright’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Wright, whether furnished by Wright or contained in such documents and records, or for any failure by Wright to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. Wright’s legal name is Wright Medical Group N.V. and its commercial name is “Wright.” Wright is incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). Wright is a global medical device company focused on extremities and biologics. Wright’s official registered office and principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands, telephone number +31 20 521 4777. The Shares are traded on the Nasdaq under the symbol “WMGI.”

Available Information. The Shares are registered under the Exchange Act. Accordingly, Wright is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports with the SEC and to file other information with the SEC relating to its business, financial condition and other matters. You may review a copy of any such reports, statements or other information on the internet website maintained by the SEC at www.sec.gov.

Wright Medical Group N.V. Financial Projections. Wright provided Stryker with certain internal financial projections of its anticipated future operations. Such financial projections are described in Wright’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Wright shareholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Stryker and Purchaser.

Stryker.

Stryker is a Michigan corporation. Stryker is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. Stryker offers innovative products and services in orthopaedics, medical and surgical, and neurotechnology and spine that help improve patient and hospital outcomes. Stryker’s common stock is traded on the New York Stock Exchange under the symbol “SYK.”

Purchaser.

Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands. Purchaser was formed for the purpose of negotiating the Purchase Agreement and structuring and effecting the transactions contemplated thereby, including the Offer and the Post-Offer Reorganization. Purchaser is a direct, wholly owned subsidiary of Stryker Delaware, Inc., a Delaware corporation (“Stryker Delaware”).

Stryker Delaware.

Stryker Delaware is a Delaware corporation. Stryker Delaware was formed for the purpose of structuring and effecting the transactions contemplated by the Purchase Agreement, including the Offer and the Post-Offer Reorganization. Stryker Delaware is a direct, wholly owned subsidiary of Stryker.

The address of Stryker’s and Stryker Delaware’s principal executive offices is 2825 Airview Boulevard, Kalamazoo, Michigan, USA, and the telephone number at such address is +1 (269) 385-2600. The address of Purchaser’s principal executive offices is Herikerbergweg 145, Mercurius Building, 2nd floor, 1101 CN, Amsterdam, the Netherlands, and the telephone number at such address is +31 20 808 3777. The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors, executive officers, or managers of Stryker, Stryker Delaware and Purchaser (collectively, the “Stryker Entities”) are set forth in Schedule I to this Offer to Purchase.

During the last five (5) years, none of the Stryker Entities or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as described elsewhere in this Offer to Purchase (including Schedule I to this Offer to Purchase), (a) none of the Stryker Entities or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Stryker or Purchaser or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (b) none of Purchaser or, after due inquiry and to the best knowledge and belief of Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors, or subsidiaries has effected any transaction in respect of any Shares during the sixty (60)-day period preceding the date of this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, (a) none of the Stryker Entities or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Wright (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) and (b) during the two (2)-year period preceding the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between any of the Stryker Entities or any of their affiliates or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Wright or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, none of the Stryker Entities or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I hereto has had any business relationship or transaction with Wright or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Stryker or any of its subsidiaries or, after due inquiry and to the best knowledge and belief of Stryker and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Wright or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any class of Wright’s securities, an election of Wright’s directors, or a sale or other transfer of a material amount of assets of Wright during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Stryker has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. You may review a copy of the Schedule TO and the exhibits thereto on the internet website maintained by the SEC at www.sec.gov.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Purchaser obtaining financing to fund the purchase of Shares pursuant to the Offer and to fund the Post-Offer Reorganization. We believe the financial condition of Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition and (c) if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), while we or Stryker may elect to effectuate or cause to be effectuated a Post-Offer Reorganization, we have no plans to offer any of our securities to effectuate the Post-Offer Reorganization. The steps we may take to effectuate the Post-Offer Reorganization include (but are not limited to):

•

subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, the Liquidation and the Second Step Distribution, whereby each non-tendering Wright shareholder will receive cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder;

•

subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, complete the Mergers, whereby any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law; and

•

if permissible under applicable law, commencing the Compulsory Acquisition, whereby the Dutch Court will determine in its sole discretion the price to be paid for the non-tendered Shares, which price may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum).

We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, pay related transaction fees and expenses and pay or refinance certain outstanding debt of Wright, including its outstanding convertible notes, in connection with the consummation of the Offer and the other transactions contemplated by the Purchase Agreement, will be approximately $5.4 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Stryker and its subsidiaries, (b) proceeds from the sale of debt securities and/or (c) bank or other debt financings.

A portion of Stryker’s available cash was received on December 3, 2019 from the public offering by Stryker of (a) €850,000,000 aggregate principal amount of 0.250% Notes due 2024 (the “2024 Notes”), (b) €800,000,000 aggregate principal amount of 0.750% Notes due 2029 (the “2029 Notes”) and (c) €750,000,000 aggregate principal amount of 1.000% Notes due 2031 (the “2031 Notes” and, collectively with the 2024 Notes and 2029 Notes, the “Notes”). Stryker is required to redeem the 2024 Notes and the 2031 Notes in whole and not in part at a special mandatory redemption price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date, if Stryker does not consummate the Offer on or prior to February 4, 2021, or if, at any time prior to such date, Purchase Agreement is terminated.

Stryker may redeem any series of the Notes at its option, in whole, but not in part, for cash, at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such Notes, plus accrued and unpaid interest to, but not including, the redemption date, if certain tax events occur that would obligate the Company to pay additional amounts as described in the indenture governing the Notes. In addition, Stryker may redeem each of the 2024 Notes, 2029 Notes and 2031 Notes prior to their respective maturities at its option for cash, any time in whole or from time to time in part, at redemption prices that include accrued and unpaid interest and the applicable make-whole premium, as specified in the indenture governing the Notes.

The indenture governing the Notes contains covenants that limit Stryker’s ability to, among other things, incur certain liens securing indebtedness, engage in certain sale and leaseback transactions, and enter into certain consolidations, mergers, conveyances, transfers or leases of all or substantially all of the Company’s assets. Subject to certain limitations, in the event of the occurrence of both (a) a change of control of the Company and (b) a downgrade of the Notes below investment grade rating by both Moody’s Investors’ Services, Inc. and Standard & Poor’s Ratings Services within a specified time period, Stryker will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of repurchase.

Nothing herein is or will be deemed to be an offer or sale of securities, which offering or sale may only be made pursuant to appropriate offering documentation.

10.	Background of the Offer; Past Contacts or Negotiations with Wright.

The following chronology summarizes the key meetings and events between representatives of Stryker and Purchaser and representatives of Wright that led to the signing of the Purchase Agreement. The following chronology does not purport to catalogue every conversation among representatives of Stryker, Purchaser and Wright. For a review of Wright’s additional key activities that led to the signing of the Purchase Agreement, please refer to Wright’s Schedule 14D-9 being mailed to Wright shareholders with this Offer to Purchase. For purposes of this discussion, “Stryker” refers to Stryker and its direct and indirect subsidiaries, including but not limited to Purchaser.

Stryker regularly evaluates and considers strategic opportunities, including investments in and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance stockholder value. These reviews included, at times, consideration of a potential strategic transaction with Wright.

On March 24, 2019, Kevin A. Lobo, Chairman and Chief Executive Officer of Stryker, and Gordon Van Ummersen, Vice President and General Manager, Extremities of Stryker played golf with Robert J. Palmisano, Wright’s President and Chief Executive Officer, and Lance A. Berry, Wright’s Executive Vice President, Chief Financial and Operations Officer. During the game, Mr. Lobo stated to Mr. Palmisano that Stryker was evaluating potential business development opportunities and may contact Wright in the summer of 2019 to discuss a potential strategic transaction. Mr. Lobo did not provide any further details about a potential transaction, including price, structure or other terms.

On July 16, 2019, Mr. Lobo contacted Mr. Palmisano to propose a meeting to discuss Stryker’s current analysis of Wright. Mr. Lobo stated that he would not be making an offer during the meeting.

On August 12, 2019, Mr. Lobo and Mr. Palmisano held a breakfast meeting. During the meeting, Mr. Lobo confirmed his earlier statement that Stryker would not make an offer to acquire Wright at that time and noted Stryker’s concerns about Wright’s financial performance and projections. Mr. Palmisano suggested that a meeting between the companies’ respective chief financial officers could help Stryker better understand Wright’s longer-term financial outlook.

On September 9, 2019, Glenn Boehnlein, Stryker’s Chief Financial Officer, and Katherine Owen, Stryker’s Vice President, Strategy and Investor Relations, attended a previously scheduled dinner meeting with Mr. Berry and Jason D. Asper, Wright’s Senior Vice President, Chief Digital Officer and head of business development, during which they discussed Wright’s publicly disclosed financial results and projections.

On September 11, 2019, Mr. Palmisano called Mr. Lobo to inform him that Wright had received a written proposal to acquire Wright and suggested that if Stryker was interested in acquiring Wright, it should submit a proposal prior to a September 19, 2019 meeting of the Wright Board. Mr. Lobo told Mr. Palmisano that he appreciated the call but that Stryker remained unlikely to make an offer at this time. Mr. Lobo did, however, commit to discuss a potential transaction internally and respond.

On September 18, 2019, Mr. Lobo called Mr. Palmisano and informed him that after internal deliberations, Stryker proposed to acquire Wright for $30.00 per share in cash, but Mr. Lobo did not propose additional terms for a potential transaction.

On September 22, 2019, Wright and Stryker entered into a confidentiality agreement, which included a 12-month standstill provision.

On September 24, 2019, Wright provided Stryker access to an electronic data room that included non-public information about Wright. Between September 24, 2019 and October 18, 2019, representatives of Wright held in-person diligence meetings and calls with representatives of Stryker regarding various aspects of Wright’s business. Wright and its representatives also hosted visits at certain of its facilities, and responded to extensive diligence requests, from representatives of Stryker.

On September 25, 2019, Wright sent a letter to Stryker outlining Wright’s process for evaluating a potential transaction, including that final price proposals would be due on October 24, 2019.

On each of September 27, 2019 and October 3, 2019, representatives of Ropes & Gray LLP (“Ropes & Gray”), outside counsel to Wright, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to Stryker, held telephonic meetings to discuss the structure of a potential transaction.

On October 7, 2019, representatives of Wright met with representatives of Stryker in Boston, Massachusetts to make presentations about Wright and to hold diligence sessions focused on specific functional areas of Wright.

On October 8, 2019, Ropes & Gray distributed a draft purchase agreement to Stryker. The draft agreement included, among other things, a termination fee payable by Wright in certain circumstances equal to 1% of Wright’s equity value and a commitment by the acquiror to take all actions necessary to obtain regulatory clearances for the transaction.

On October 21, 2019, Skadden, on behalf of Stryker, sent Ropes & Gray a revised draft of the purchase agreement. The revised draft purchase agreement provided, among other things, that under certain circumstances Wright would owe Stryker a termination fee equal to 4.0% of the equity value of the transaction (including all amounts payable with respect to Wright’s convertible notes), that the Wright Board would only be permitted to accept an alternative acquisition proposal if such proposal was for a cash amount at least 10% greater than the value of the consideration offered by Stryker, and that Stryker’s obligation to divest assets in order to obtain regulatory clearances would be limited to divestitures of total ankle replacement products and services.

On October 22, 2019, a representative of Wright sent an email to representatives of Stryker indicating certain key changes in the proposed purchase agreement submitted by Stryker were not acceptable to Wright, including the amount of the termination fee, the incremental cash amount required for an alternative proposal to be deemed a superior proposal that Wright could accept, and Stryker’s limited commitment to divest assets in order to obtain regulatory approvals.

On October 24, 2019, Stryker submitted a written proposal to acquire Wright for $30.25 per share in cash. Following the submission, a representative of Stryker called Mr. Palmisano to discuss the proposal. Mr. Palmisano expressed disappointment with the proposed price and proposed a price of $32.00 per share. The representative of Stryker agreed to discuss the matter internally. Later that day, the same representative of Stryker called Mr. Palmisano again and said Stryker would increase its proposed purchase price to $30.50 per share in cash. Mr. Palmisano responded on the call with a proposal of $31.00 per share, which the representative of Stryker also agreed to discuss internally.

On October 25, 2019, Mr. Lobo called Mr. Palmisano and agreed to increase Stryker’s proposal to $30.75 in cash, but stated Stryker was unwilling to increase the proposed price further. Mr. Palmisano agreed to discuss this with the Wright Board and reiterated that closing certainty was a critical issue for Wright.

Between October 25, 2019 and November 3, 2019, representatives of Wright and Stryker, together with Ropes & Gray and Skadden, at the direction of their respective clients, negotiated the terms of the purchase agreement. Among the key areas of negotiation were Stryker’s commitment to divest assets in order to obtain regulatory clearances; the material adverse effect definition; the Wright Board’s ability to accept a superior proposal and to change its recommendation, including whether a competing proposal must be for all cash consideration and at least a certain amount greater than Stryker’s proposed price; and the size of the termination fee.

On Friday November 1, 2019, after the close of trading on Nasdaq, Bloomberg reported that Wright was exploring a sale.

On November 4, prior to the opening of trading on the U.S. stock markets, Wright and Stryker executed and delivered the Purchase Agreement and each party issued a press release announcing the proposed transaction.

11.	The Purchase Agreement; Other Agreements.

The Purchase Agreement.

The following summary of certain provisions of the Purchase Agreement, and all other provisions of the Purchase Agreement discussed herein, are qualified by reference to the Purchase Agreement itself, which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Purchase Agreement may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in Section 8—“Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Purchase Agreement.

This summary of the Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Stryker, Purchaser, Wright or their respective affiliates. The Purchase Agreement contains representations, warranties, agreements and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Wright to Purchaser in connection with the Purchase Agreement (the “Wright Disclosure Letter”). The representations, warranties, agreements and covenants in the Purchase Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Stryker or Wright. In reviewing the representations, warranties, agreements and covenants contained in the Purchase Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties, agreements and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Stryker, Purchaser, Wright or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements and covenants may have changed since the date of the Purchase Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Stryker and Wright publicly file.

The Offer. Purchaser has agreed to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer as promptly as reasonably practicable after the date of the Purchase Agreement, but in no event later than twenty-five (25) business days following the date of the Purchase Agreement and, without the consent of Wright (such consent not to be unreasonably withheld, conditioned or delayed), no earlier than twenty (20) business days following the date of the Purchase Agreement. Subject to the satisfaction or waiver (in accordance with the Purchase Agreement and applicable law) of the conditions to the Offer, Purchaser has agreed to (and Stryker has agreed to cause Purchaser to), (a) at, or as promptly as practicable following, the Expiration Time (but in any event within two (2) business days thereafter) accept for payment and (b) at, or as promptly as practicable following, the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Purchaser expressly reserves the right at any time, in its sole discretion, to waive, in whole or in part, any condition to the Offer and to make any change in the terms of, or conditions to, the Offer. However, Purchaser will not, and Stryker will cause Purchaser not to (without the prior written consent of Wright): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except to the extent contemplated under the Purchase Agreement); (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Wright shareholders; or (g) increase the Offer Consideration by an increment of less than $0.10 per Share.

Extensions of the Offer. In the Purchase Agreement, the parties agreed that, unless extended as provided in the Purchase Agreement, the Offer will expire at 9:00 a.m. (Eastern Time) or such other time as the parties may mutually agree, on the date that is fifty (50) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date of commencement of the Offer, provided that in no event will the Offer expire prior to the date of the EGM. Purchaser may extend the Offer to such other date and time as may be agreed in writing by Wright and Stryker, and Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, rule, regulation, interpretation or position of the SEC or the rules of the Nasdaq; and

•

on one or more occasions in consecutive periods of up to ten (10) business days each, with such period to end at 5:00 p.m., Eastern Time on the last business day of such period (or such other duration as Purchaser and Wright may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition(s); except that:

•

if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time the Regulatory Clearance Condition is not reasonably likely to be satisfied within such ten (10) business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty (20) business days;

•

if the only remaining unsatisfied condition to the Offer is the Minimum Condition, Purchaser will not be required to extend the Offer on more than two (2) occasions in consecutive periods of up to ten (10) business days each (or such other duration as Purchaser and Wright may agree); and

•	Purchaser is not required to, and cannot without Wright’s consent, extend the Offer beyond the Outside Date.

In addition, Purchaser may extend the Offer to the business day immediately following the date that is one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions are approved.

Following the Acceptance Time, except as described below, Purchaser will provide for a Subsequent Offering Period of at least ten (10) business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, the Netherlands or New York,

New York, United States, are authorized or required by applicable law to close. The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period would be an additional period of time, following the Expiration Time, in which shareholders may tender Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker publicly announces its intention to effectuate the Asset Sale, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five (5) business days to permit any remaining minority Wright shareholders to tender their shares in exchange for the Offer Consideration. In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers, Purchaser will not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses. There will be no withdrawal rights during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) and any Shares tendered will immediately be accepted and promptly paid for. Any shares tendered during any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) will be acquired by Purchaser for an amount equal to the Offer Consideration, in cash, without interest and less applicable withholding taxes. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

Treatment of Wright Equity Awards. In connection with the Offer, outstanding Wright equity awards (other than certain equity awards that may be granted if the Offer Closing does not occur by July 1, 2020 and which will be subject to pro rata vesting at the Offer Closing) will be treated as follows:

•

Each restricted stock unit in respect of Shares (a “Wright RSU”) and performance share unit in respect of Shares (a “Wright PSU”) that is outstanding and unvested immediately prior to the Acceptance Time, whether or not then subject to any performance or other condition, will vest in full at the Acceptance Time and at the Offer Closing will be cancelled and converted into the right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (a) the Offer Consideration multiplied by (b) the total number of Shares subject to such Wright PSU or Wright RSU as of immediately prior to the Offer Closing (which, in the case of Wright PSUs, will be determined based on the maximum achievement of the applicable performance conditions).

•

Each outstanding option to purchase Shares, other than under the Wright Employee Stock Purchase Plan (a “Wright Stock Option”) that is outstanding immediately prior to the Offer Closing will be automatically canceled and converted into a right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (a) the number of Shares subject to the unexercised portion of such Wright Stock Option immediately prior to the Offer Closing multiplied by (b) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Wright Stock Option.

Treatment of Wright Employee Stock Purchase Plan. In connection with the Offer, the Wright Employee Stock Purchase Plan (the “Wright ESPP”) will continue to be operated in accordance with its terms and past practice for the remainder of the offering period that was in effect as of the date of the Purchase Agreement, following which Wright will (a) suspend the commencement of any future offering periods unless and until the Purchase Agreement is terminated and (b) terminate the Wright ESPP as of the Offer Closing.

Extraordinary General Meeting. Wright has agreed to hold the EGM to:

•	provide information regarding the Offer;

•	adopt the Asset Sale Resolutions;

•	adopt the Merger Resolutions;

•	adopt the Governance Resolutions;

•	adopt the Demerger Resolutions;

•

adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Wright Board for their acts of management or supervision, as applicable, up to the date of the EGM, provided such discharge will be limited to the extent provided by general principles of Dutch law as in effect from time to time; and

•	conduct such other business as may properly come before the meeting.

Wright has further agreed that it will as promptly as possible, but in any event within forty-five (45) business days after the date of the Purchase Agreement, file with the SEC a preliminary proxy statement in connection with the EGM. Promptly following the later of (a) confirmation by the SEC that it has no further comments on the proxy statement and (b) the expiration of the ten (10)-day waiting period contemplated by Rule 14a-6(a) promulgated by the SEC, Wright will cause the proxy statement in definitive form to be filed with the SEC and mailed to Wright’s shareholders.

If the Wright Board determines in its reasonable discretion that any additional shareholder resolutions should be adopted, or if the Governance Resolutions, the Asset Sale Resolutions, the Merger Resolutions or the Demerger Resolutions have not been adopted at the EGM, Wright will, following consultation with Purchaser and Stryker, duly call and give notice of another EGM (a “Subsequent EGM”), which will take place at a date determined by Wright and reasonably acceptable to Purchaser and Stryker and not later than a date that will be prior to the date of the Expiration Time, at which the Governance Resolutions, the Asset Sale Resolutions, the Merger Resolutions or the Demerger Resolutions, or such additional resolutions will be considered or reconsidered, as the case may be.

Wright has agreed that its obligation to duly call, give notice of, convene and hold the EGM (and any Subsequent EGM) in accordance with and subject to the terms of the Purchase Agreement, and its other obligations with regards to the EGM as specified in the Purchase Agreement, will not be affected by the commencement, public proposal, public disclosure or communication to Wright of any Acquisition Proposal (as defined below) (whether or not a Superior Proposal (as defined below)) or any Change of Board Recommendation (as defined below). Unless the Purchase Agreement is terminated in accordance with its terms, Wright has agreed not to submit to a vote of the shareholders of Wright any Acquisition Proposal (whether or not a Superior Proposal) or any matters relating thereto.

Wright will consult with Purchaser and Stryker regarding the date of the EGM (or any Subsequent EGM) and, unless the Purchase Agreement is terminated in accordance with its terms and notwithstanding any Change of Board Recommendation (as defined below), will not cancel, postpone or adjourn the EGM (or any Subsequent EGM) without the prior written consent of Purchaser and Stryker, provided that Wright may, following reasonable consultation with Purchaser and Stryker, and, to the extent requested in writing by Stryker and Purchaser, Wright will, adjourn, postpone or cancel and reconvene the EGM (or any Subsequent EGM) solely to the extent reasonably necessary (a) to ensure that any supplement or amendment to the relevant EGM materials that the Wright Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable law is made available to Wright shareholders in advance of the EGM (and any Subsequent EGM) or (b) on no more than two (2) occasions of not more than ten (10) business days each, to solicit additional proxies in favor of the approvals set forth in the Purchase Agreement, if as of the date of the scheduled EGM (or any Subsequent EGM) there are not sufficient proxies that have been received approving such matters. In the event the EGM (or any Subsequent EGM) is adjourned, postponed or canceled and reconvened, Wright will duly give notice of and reconvene the EGM on a date scheduled by mutual agreement of Wright, on the one hand, and Purchaser and Stryker, on the other hand, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such adjournment, postponement or cancellation but, in any event, no later than the day that is thirty-five (35) days following the date of such adjournment, postponement or cancellation (or, in the case of any Subsequent EGM, a date that is prior to the date on which the Expiration Time will occur).

Directors. Stryker, Purchaser and Wright will use their respective reasonable best efforts (including, in the case of Wright, obtaining the necessary resignations of existing directors) to ensure that the Wright Board will, upon the Offer Closing, be comprised of at least seven (7) directors, at least five (5) of whom will be designated in writing by Purchaser and Stryker, in their sole discretion, as soon as reasonably practicable and in any event prior to convening the EGM, and at least two (2) of whom will initially be current non-executive directors of Wright designated by Wright and Purchaser by mutual written agreement and who are at all times independent from Purchaser and Stryker and qualify as independent under the Dutch Corporate Governance Code 2016 (the “Independent Directors”). The initial Independent Directors will be current non-executive directors of Wright, to the extent that they will agree to serve on the Wright Board after the Offer Closing. Each Independent Director will resign from the Wright Board upon the earliest of (a) such time after the Acceptance Time as Purchaser and its affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Shares, including pursuant to the Mergers and (b) the Second Step Distribution having been made and the Liquidation having been completed.

Post-Offer Reorganization. Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a Post-Offer Reorganization. The Post-Offer Reorganization will be (a) one of (i) the Asset Sale, Liquidation and Second Step Distribution, (ii) the Mergers, (iii) if permissible under applicable law, the Compulsory Acquisition, (iv) an election by Wright pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes, (v) the Demerger or (vi) a conversion of Wright into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (or any combination of the foregoing) or (b) with Wright’s prior written consent (such consent not to be unreasonably withheld) and if permissible under applicable law, at Stryker’s or Purchaser’s election any of the Post-Offer Reorganizations described in clause (a) or any Alternative Post-Offer Reorganization (as defined below).

Certain Adjustments. In the event that, during the period between the date of the Purchase Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares is changed into a different number of shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to the Purchase Agreement will be equitably adjusted, without duplication, to reflect such change.

Representations and Warranties. In the Purchase Agreement, Wright has made customary representations and warranties to Stryker and Purchaser that are subject to specified exemptions and qualifications contained in the Purchase Agreement and the Wright Disclosure Letter and to certain disclosures in Wright’s SEC filings publicly available at least one (1) business day prior to the date of the Purchase Agreement, including representations relating to, among other things: its organization and corporate power; its authorization with respect to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; its capitalization; its subsidiaries; no breach of its organizational documents, law or its contracts; required consents; its SEC reports and financial statements; internal controls and procedures over disclosures and financial reporting; the absence of undisclosed liabilities; the absence of certain developments; its compliance with laws; its tangible and real properties; tax matters; its material contracts and commitments; intellectual property matters; litigation matters; insurance matters; employee benefit plan matters; environmental matters; employment and labor matters; regulatory matters; brokerage fees; the accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9 and the proxy statement; anti-takeover measures; and the opinion of Wright’s financial advisor with respect to the fairness of the Offer Consideration.

The representations and warranties in the Purchase Agreement made by Wright are, in certain cases, modified by “knowledge,” “materiality” and “Wright Material Adverse Effect” qualifiers. For purposes of the Purchase Agreement, with respect to Wright, “knowledge” means the actual knowledge of certain employees of Wright.

For purposes of the Purchase Agreement, “Wright Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that, individually or in the aggregate, (a) prevents or materially delays Wright from consummating the transactions contemplated by the Purchase Agreement or performing its obligations under the Purchase Agreement or (b) has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Wright and its subsidiaries, taken as a whole, provided, however, that in the case of clause (b), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will be disregarded in determining whether a Wright Material Adverse Effect has occurred:

•

matters generally affecting the U.S. or foreign economies, financial or securities markets, or matters generally affecting the political, legislative or regulatory conditions in the industry in which Wright and its subsidiaries operate, except to the extent such matters have a disproportionate adverse effect on Wright and its subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which Wright and its subsidiaries operate;

•	the announcement or pendency of the Purchase Agreement or the transactions contemplated by the Purchase Agreement;

•

any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in a Wright Material Adverse Effect;

•

acts of war or terrorism (or the escalation of the foregoing) or natural disasters, national emergencies, or other similar force majeure events, except to the extent such matters have a disproportionate adverse effect on Wright and its subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which Wright and its subsidiaries operate;

•

changes in U.S. generally accepted accounting principles (“GAAP”), laws, regulations or accounting principles, or interpretations thereof, except to the extent such changes have a disproportionate adverse effect on Wright and its subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which Wright and its subsidiaries operate;

•	any action taken by Wright expressly required to be taken by the terms of the Purchase Agreement;

•	any action taken by Wright at the express written request of Stryker or Purchaser after the date of the Purchase Agreement; or

•

any failure by Wright to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in a Wright Material Adverse Effect.

Additionally, the Purchase Agreement provides, among other things, that Wright has represented that the Wright Board, at a meeting duly called and held, has unanimously (a) determined that the Purchase Agreement and certain of the transactions contemplated by the Purchase Agreement are in the best interests of Wright, its business and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement (including the execution, delivery and performance of the Purchase Agreement) and approved certain transactions contemplated by the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and certain other transactions contemplated by the Purchase Agreement, and to recommend acceptance of the Offer by the shareholders of Wright and to recommend approval and adoption of the shareholder approvals at the EGM (such recommendation, the “Wright Board Recommendation”) and that such recommendation is not required to be conditioned on works council consultation or approval.

In the Purchase Agreement, Stryker and Purchaser have also made customary representations and warranties to Wright that are subject to specified exemptions and qualifications contained in the Purchase Agreement. Purchaser’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality” and

“Purchaser Material Adverse Effect.” For purposes of the Purchase Agreement, “Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that has a material adverse effect on the ability of Stryker or Purchaser to perform its obligations under the Purchase Agreement or to consummate the transactions contemplated by the Purchase Agreement or on the consummation of, whether by prevention or material delay, any of the transactions contemplated by the Purchase Agreement.

Purchaser’s representations and warranties include representations relating to, among other things: the organization and corporate power of Stryker and Purchaser; the authorization of Stryker and Purchaser with respect to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; no breach of Stryker’s or Purchaser’s organizational documents or law; required consents; litigation matters; the accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9 and the proxy statement; brokerage fees; operations of Purchaser; lack of ownership of Shares by Stryker, Purchaser or their subsidiaries; Stryker and Purchaser having, at the Offer Closing, all funds necessary to consummate the Offer Closing; and the absence of other agreements with any member of the Wright Board or officers or employees of Wright or its subsidiaries.

None of the representations and warranties contained in the Purchase Agreement will survive the Acceptance Time.

Conduct of Wright Pending the Offer Closing. Except (a) as set forth in the Wright Disclosure Letter, (b) as required by applicable law, (c) as expressly required by the Purchase Agreement or (d) with the prior written consent of Stryker (which consent will not be unreasonably delayed, withheld or conditioned), from the date of the Purchase Agreement until the earlier of the Offer Closing or the date the Purchase Agreement is validly terminated in accordance with its terms (the “Pre-Closing Period”), Wright will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve intact their respective current business organizations, keep available the services of their respective current officers, employees and consultants and preserve their respective relationships with customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it. During the Pre-Closing Period and except as set forth in the Wright Disclosure Letter, as required by applicable law or as expressly required by the Purchase Agreement, Wright will not and will not permit any of its subsidiaries, without the prior written consent of Stryker (which, in the case of clauses 3, 5, 6, 10, 13, 14, 17 and 24 (solely to the extent relating to the foregoing actions described in this parenthetical) below, consent will not be unreasonably delayed, withheld or conditioned), to:

1.

(A) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its share capital, equity interests or other ownership or voting interests or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its share capital, equity interests or other ownership or voting interests or any Wright Stock Options, Wright RSUs, Wright PSUs, or rights to acquire the Shares under the Wright ESPP with respect thereto except, in each case, (i) for the declaration and payment of cash dividends or distributions by a direct or indirect, wholly owned subsidiary of Wright solely to its parent in the ordinary course of business consistent with past practice, (ii) Shares for the purpose of fulfilling its obligations under the Wright ESPP, to the extent consistent with past practice and as contemplated by the Purchase Agreement, (iii) for any dispositions of Shares to Wright as a result of a net share settlement of any Wright Stock Option or to satisfy withholding Tax obligations in respect of any Wright Stock Option, Wright RSU or Wright PSU, in each case in accordance with the applicable Wright Equity Plan or (iv) any forfeitures or repurchases of Shares issued pursuant to or granted as awards under the Wright Equity Plans, in each case, in accordance with the applicable Wright Equity Plan;

2.

issue, transfer, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, transfer, sale, pledge, disposition or other encumbrance of, (A) any shares of its share capital, equity interests or other ownership or voting interests in Wright or any of its subsidiaries, (B) any securities convertible into or exchangeable or exercisable for any such shares, equity interests or ownership or voting interests,

(C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such share capital, equity interests or other ownership or voting interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: for issuances of the Shares in respect of (i) any exercise of Wright Stock Options outstanding on the date of the Purchase Agreement, in accordance with their terms on the date of the Purchase Agreement, (ii) any vesting or delivery of Shares under Company RSUs outstanding on the date of the Purchase Agreement, in accordance with their terms as of the date of the Purchase Agreement or (iii) the exercise of any rights to acquire the Shares under the terms of the Wright ESPP;

3.

except as required by the terms of a Wright employee benefit plan or pursuant to a collective bargaining agreement or similar contract as in effect as of the date of the Purchase Agreement, (A) increase the wages, salary or other compensation or benefits with respect to any of Wright’s or any of its subsidiaries’ officers, directors, independent contractors or employees, except for increases in compensation in the ordinary course of business consistent with past practice, (B) establish, adopt, enter into, amend in any material respect or terminate any Wright employee benefit plan or any other plan, agreement, program or arrangement that would be a Wright employee benefit plan if in existence on the date of the Purchase Agreement, except in the ordinary course or business consistent with past practice and as would not result in material liability Wright, (C) accelerate or take any action to accelerate any payment or benefit, or accelerate the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or consultant of Wright or any subsidiary or (D) communicate with the employees of Wright or any of its subsidiaries regarding the compensation, benefits or other treatment they will receive following the Offer Closing, unless such communication is (i) in the case of written communications, approved by Stryker in advance of such communication, (ii) required by applicable law or (iii) in the case of communications not in writing, consistent with how such compensation, benefits or other treatment is contemplated in the Purchase Agreement;

4.

(A) adopt, enter into or amend any collective bargaining agreement or other contract with any labor union, labor or trade organization or other employee representative body applicable to Wright or its subsidiaries or (B) recognize or certify any labor union, labor or trade organization, works council or group of employees of Wright or its subsidiaries as the bargaining representative for any employees of Wright or its subsidiaries;

5.	waive the restrictive covenant obligations of any current or former director, officer or employee of Wright or any of its subsidiaries;

6.

(A) hire or engage, or make a written offer to hire or engage, any (i) officer or employee (other than sales representatives), whose annual base salary or fee arrangement would exceed $175,000, other than in the ordinary course of business consistent with past practices to replace an employee who has resigned or had his or her employment or engagement terminated or (ii) sales representatives other than in the ordinary course of business consistent with past practices or (B) terminate the employment or service of any officer;

7.

amend, or propose to amend, or permit the adoption of any amendment of any organizational document of Wright (including by merger, consolidation or otherwise) or any of its subsidiaries or adopt a shareholders’ rights plan, or enter into any agreement with respect to the voting of its share capital;

8.

effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its share capital, equity interests or other ownership or voting interests;

9.

merge or consolidate with any person or adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, including an internal reorganization or transfer of equity of a subsidiary, or recapitalization;

10.

subject to clause 11 below, make capital expenditures (other than amounts spent on instruments in the ordinary course of business consistent with past practices) in any year in an aggregate amount in excess of one hundred fifteen percent (115%) of the aggregate amount indicated in the capital expenditure budget of Wright for such year set forth in the Wright Disclosure Letter;

11.

acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a material portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other person, except for the purchase of inventory and supplies from suppliers or vendors in the ordinary course of business or in individual transactions involving less than $1.5 million in assets;

12.

(A) incur, create, assume or otherwise become liable or responsible for, whether directly, indirectly, contingently or otherwise, any indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for loans between or among Wright and any of its subsidiaries incurred in the ordinary course of business consistent with past practice, (B) make any loans or advances to any other person other than loans between or among Wright and any of its subsidiaries made in the ordinary course of business consistent with past practice, (C) make any capital contributions to, or investments in, any other person, (D) repurchase, prepay or refinance any indebtedness, except for short-term indebtedness incurred in the ordinary course of business consistent with past practice, (E) cancel any material indebtedness (individually or in the aggregate), (F) enter into any capital lease with aggregate annual payments of an amount greater than $1 million and (G) incur any Indebtedness not otherwise covered by the foregoing clauses (A)—(F) in the ordinary course of business consistent with past practice of any amount greater than $1 million per incurrence or $5 million in the aggregate;

13.

sell, contribute, distribute, transfer, license, assign, mortgage, encumber, or incur or permit to exist any lien on (other than certain permitted liens) or otherwise abandon, withdraw or dispose of (A) any assets (other than intellectual property owned by Wright or any of its subsidiaries) with a net book value in excess of $100,000 in the aggregate or (B) any intellectual property owned by Wright or any of its subsidiaries or intellectual property exclusively licensed to Wright or any of its subsidiaries, except, in the case of clause (A), in the ordinary course of business consistent with past practices among Wright and any of its subsidiaries or, in the case of clause (B), with respect to (i) certain licenses and non-exclusive licenses granted in the ordinary course of business consistent with past practices pursuant to Wright’s or its subsidiaries’ standard customer contracts or (ii) abandonments or withdrawals of immaterial intellectual property owned by Wright or any of its subsidiaries in the ordinary course of business consistent with past practices;

14.

commence, pay, discharge, settle, compromise or satisfy any legal action, except, in the case of legal actions unrelated to the Purchase Agreement or the transactions contemplated by the Purchase Agreement, settlements that result solely in payment of monetary consideration (without the admission of wrongdoing) not greater than $500,000 in any individual legal action or $5 million in the aggregate;

15.

change its fiscal year, revalue any of its material assets (except for the revaluation of inventory on an annual basis in the ordinary course of business) or change any of its financial, actuarial, reserving or tax accounting methods or practices in any material respect, except as required by GAAP or applicable law;

16.

(A) make, change or revoke any material tax election with respect to Wright or any of its subsidiaries, (B) file any material amended tax return or claim for refund of material taxes with respect to Wright or any of its subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), tax allocation agreement, tax sharing agreement, tax indemnity agreement relating to or affecting any material tax liability or refund of material taxes with respect to Wright or any of its subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax with respect to Wright or any of its subsidiaries or (E) settle or compromise any material tax liability or refund of material taxes with respect to Wright or any of its subsidiaries or surrender any right to claim a material tax refund;

17.

enter into, waive, release or assign any material rights or claims under, or renew, affirmatively determine not to renew, amend or modify in any material respect, exercise any options or rights of first offer or refusal under or terminate, material contracts, except, in the case of certain material contracts, in the ordinary course of business consistent with past practices, provided, that the foregoing exception will not apply to the extent such entry into, waiver, release or assignment of, renewal or affirmative determination not to renew, amendment, exercise or termination of such contract requires or provides for consent, acceleration, termination or any other material right for the benefit of a third party or consequence to Wright that is triggered in whole or in part by any of the transactions contemplated by the Purchase Agreement;

18.

abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material permits held by Wright or any of its subsidiaries in a manner that would materially impair the operation of the business of Wright and its subsidiaries;

19.

enter into a research or collaboration arrangement (other than any service or product development agreements with health care providers entered into in the ordinary course of business consistent with past practice) under which contemplated payments by or to Wright are in excess of $2.5 million in the aggregate in any twelve (12) month period;

20.

grant any options or rights or enter into any agreement, which requires payments to or from Wright or any of its subsidiaries in excess of $2.5 million, to (A) sell, assign, transfer, lease, license or otherwise dispose of any real property owned or leased by Wright or any of its subsidiaries or any portion thereof or interest therein or (B) purchase or otherwise acquire any real property or any interest therein;

21.

unless Wright determines in good faith, after consultation with its outside legal counsel, that a meeting is required by applicable law, convene any general or special meeting of the shareholders of Wright other than the EGM, any subsequent EGM, pursuant to the Purchase Agreement and the holding of the 2020 annual general meeting of shareholders of Wright on or prior to June 30, 2020;

22.

forgive any loans or advances to any officers, employees or directors of Wright or its subsidiaries, or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such persons;

23.

fail to use commercially reasonable efforts to (A) maintain in effect the existing material insurance policies covering Wright and its subsidiaries and their respective properties, assets and businesses or (B) preserve the rights of Wright and its subsidiaries to pursue current and/or future claims under the current and prior versions of such material insurance policies, provided that Wright or its subsidiaries will not be required to institute a lawsuit against any present or former insurance carrier; or

24.	authorize, agree or commit to take any of the actions described in clauses 1 through 23 above.

No Solicitation. Wright has agreed that it will not, will cause its subsidiaries not to, and will instruct (and use it reasonable best efforts to cause) its representatives not to:

•

directly or indirectly initiate, solicit or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or any inquiry, proposal or offer that, in each case, constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person (or its representatives) making an Acquisition Proposal or inquiry, proposal or offer that, in each case, constitutes or would reasonably be expected to lead to an Acquisition Proposal; or

•

provide any information or afford access to the properties of Wright or its subsidiaries to, or take any other action to knowingly assist or knowingly encourage or knowingly facilitate any effort by any person (other than Stryker, Purchaser or any representatives of Stryker or Purchaser) in a manner that would reasonably be expected to lead to an Acquisition Proposal or in connection with or in response to any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal.

Wright has also agreed that it will, and will cause its subsidiaries to, and will instruct (and use it reasonable best efforts to cause) its representatives to, (a) immediately cease any activities, solicitation, discussions or negotiations with any person (or its representatives) (other than Stryker, Purchaser or any representatives of Stryker or Purchaser) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (b) to the extent Wright has the right to do so, will, within one (1) business day of the date of the Purchase Agreement, request the return or destruction of all confidential information provided by or on behalf of Wright or its subsidiaries to any such person (or its representatives) and (c) terminate, within one (1) business day of the date of the Purchase Agreement, access to any such person (or its representatives) any physical or electronic data rooms relating to a possible Acquisition Proposal. Subject to the provisions of the Purchase Agreement, Wright and its representatives may in any event inform a person that has made an Acquisition Proposal about the non-solicitation provisions of the Purchase Agreement.

If, at any time following the date of the Purchase Agreement and prior to the Acceptance Time, (a) Wright has received a written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Purchase Agreement and (b) the Wright Board determines, in good faith, after consultation with its outside counsel and financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then Wright may (i) furnish information with respect to Wright and its subsidiaries to the person making such Acquisition Proposal and its representatives and (ii) participate in discussions or negotiations with such person and its representatives regarding such Acquisition Proposal, provided that (x) Wright will not, and will instruct (and use it reasonable best efforts to cause) its representatives not to, disclose any non-public information to such person (or its representatives) unless Wright has, or first enters into, a confidentiality agreement with such person with confidentiality provisions that, taken as a whole, are not less restrictive to the other Person than those contained in the confidentiality agreement between Stryker and Wright and (y) Wright will, substantially concurrently, and in any event within one (1) business day, provide or make available to Stryker any information concerning Wright or its subsidiaries provided or made available to such other person (or any of its representatives) that was not previously provided or made available to Stryker and Purchaser.

Wright will not, and will cause its representatives not to, release any person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which Wright is a party, provided that, if the Wright Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, Wright may waive any such standstill provision to the extent necessary to permit the applicable person (if such person has not been solicited in material breach of the non-solicitation provisions of the Purchase Agreement) to make, on a confidential basis to the Wright Board, an Acquisition Proposal, conditioned upon such person agreeing that Wright will not be prohibited from providing any information to Stryker (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, the non-solicitation provisions of the Purchase Agreement.

Wright is required to promptly (and in any event within one (1) business day after receipt thereof) notify Stryker of (a) the receipt by Wright of an Acquisition Proposal or inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or any requests for information, or any discussions or negotiations sought to be initiated or continued related to the foregoing and (b) the terms and conditions of any Acquisition Proposal (including a copy of such Acquisition Proposal) and any such inquiry, proposal, offer, request or contact. Wright has agreed to keep Stryker reasonably informed, on a prompt basis (and, in any case, within one (1) business day of any significant development, discussions or negotiations) as to the status of such Acquisition Proposal or such inquiry, proposal, offer, request or contact, including by promptly (and in no event later than one (1) business day) (i) disclosing to Stryker the identity of the person making such Acquisition Proposal or such inquiry, proposal, offer, request or contact and (ii) providing to Stryker complete, unredacted copies of any correspondence, proposals, indications of interest and/or draft and final agreements (including schedules, exhibits and any other written materials related thereto (including any financing commitments received)) (and comments thereon) exchanged between Wright or its subsidiaries or any of its or its subsidiaries’ representatives, on the one hand, and the person (or any of its representatives) making such Acquisition Proposal or such inquiry, proposal, offer, request or contact, on the other hand.

For purposes of the Purchase Agreement, “Acquisition Proposal” means any offer or proposal (whether or not in writing) made or renewed by a person or group (other than Stryker or Purchaser) at any time after the date of the Purchase Agreement relating to, or that would reasonably be likely to lead to, any person or group acquiring, directly or indirectly, beneficial ownership of fifteen percent (15%) or more of any class of equity or voting securities of Wright (or of any resulting parent company of Wright ) or assets representing fifteen percent (15%) or more of the consolidated revenues, net income or total assets of Wright and its subsidiaries, pursuant to a merger, consolidation, joint-venture, recapitalization, dissolution, liquidation or other business combination, sale of share capital, sale, license or other transfer or disposition of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer, Asset Sale, Compulsory Acquisition, Liquidation, Second Step Distribution and the Mergers.

For purposes of the Purchase Agreement, “Superior Proposal” means a written Acquisition Proposal (provided that for purposes of this definition, references to “fifteen percent (15%) or more” in the definition of “Acquisition Proposal” will be deemed to be references to “more than fifty percent (50%)”) that did not result from a material breach of the non-solicitation provisions of the Purchase Agreement that (a) the Wright Board determines in good faith is reasonably likely to be consummated on the terms proposed and (b) the Wright Board determines in good faith, after consultation with its outside counsel and financial advisor, is more favorable to Wright, and its shareholders, employees and other stakeholders than the transactions contemplated by the Purchase Agreement after giving effect to any changes to the Purchase Agreement proposed by Stryker in response to such Acquisition Proposal.

Wright has agreed that the Wright Board and each committee thereof will not (a) approve or adopt, or permit Wright or any of its subsidiaries to (and neither Wright nor any of its subsidiaries will) enter into or execute, any binding or non-binding letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to (other than a confidentiality agreement pursuant to the non-solicitation covenant) an Acquisition Proposal (an “Alternative Acquisition Agreement”) or publicly propose to take such action or (b) make a Change of Board Recommendation.

For purposes of the Purchase Agreement, “Change of Board Recommendation” means:

•	the withdrawal or modification or qualification of the Wright Board Recommendation or any public proposal to withdraw, modify or qualify the Wright Board Recommendation;

•

the approval, authorization or recommendation by the Wright Board or any committee thereof of any Acquisition Proposal or any public proposal by the Wright Board or any committee thereof to approve, authorize or recommend any Acquisition Proposal;

•	the failure to include the Wright Board Recommendation in the Schedule 14D-9 or in the proxy statement when disseminated to the holders of Shares;

•

the failure by Wright, within ten (10) business days of the public announcement of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) by a person other than Stryker or any of its subsidiaries, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

•

the failure by the Wright Board to publicly reaffirm the Wright Board Recommendation within ten (10) business days after receiving a written request from Stryker to provide such public reaffirmation following public disclosure of an Acquisition Proposal (or, if earlier (but still, after a written request delivered by Stryker to Wright at least forty-eight (48) hours prior to the then-scheduled Expiration Time, or the EGM or any Subsequent EGM, as applicable), prior to the then-scheduled Expiration Time, or the EGM or any Subsequent EGM, as applicable), provided, that, Stryker may deliver only one (1) such request with respect to any Acquisition Proposal subject to this clause (it being understood that any change to the financial terms or any other material terms of any such Acquisition Proposal, will constitute a new Acquisition Proposal for this purpose).

Prior to the Acceptance Time, Wright may make a Change of Board Recommendation and terminate the Purchase Agreement to enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal (so long as prior to or concurrently with, and as a condition to the effectiveness of, such termination, Wright pays to Stryker the termination fee described below) if:

•

Wright receives a written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Purchase Agreement, and the Wright Board determines in good faith, after consultation with its outside counsel and financial advisor, constitutes a Superior Proposal;

•	the Wright Board determines in good faith, after consultation with its outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law;

•

Wright has notified Stryker in writing that it intends to terminate the Purchase Agreement to enter into such Alternative Acquisition Agreement and provided Stryker a copy of the proposed definitive agreement (and related agreements);

•

Wright has negotiated, and has instructed (and will have used it reasonable best efforts to cause) its representatives to negotiate, in good faith, with Stryker and its representatives during the four (4) or two (2) business day notice period, as applicable, to the extent Stryker requests to negotiate, to enable Stryker to revise the terms of the Purchase Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and

•

no earlier than the end of the four (4) or two (2) business day notice period, as applicable, the Wright Board determines in good faith (after consultation with its outside counsel and financial advisor), after taking into consideration the terms of any proposed amendment or modification to the Purchase Agreement that Stryker has committed in writing to make during the four (4) or two (2) business day notice period, as applicable, that (a) the relevant Acquisition Proposal continues to constitute a Superior Proposal and (b) that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law.

In addition, prior to the Acceptance Time, Wright may, other than in connection with or relating to an Acquisition Proposal, make a Change of Board Recommendation in response to an Intervening Event (as defined below) if:

•	the Wright Board determines in good faith, after consultation with its outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law;

•

Wright has notified Stryker in writing that it intends to effect a Change of Board Recommendation (which notice will reasonably specify the facts and circumstances providing the basis of the Intervening Event and for the Wright Board’s determination to effect the Change of Board Recommendation);

•	Wright has negotiated, and has instructed (and will have used it reasonable best efforts to cause) its representatives to negotiate, in good faith, with Stryker and its representatives during the four

(4) business day notice period, to the extent Stryker requests to negotiate, to enable Stryker to revise the terms of the Purchase Agreement in such a manner that would eliminate the need for taking such action; and

•

no earlier than the end of the four (4) business day notice period, the Wright Board determines in good faith (after consultation with its outside counsel), after considering the terms of any proposed amendment or modification to the Purchase Agreement that Stryker has committed in writing to make during the four (4) business day notice period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable law.

For purposes of the Purchase Agreement, “Intervening Event” means a material change, effect, event, circumstance, occurrence or other matter that was not known to the Wright Board or any committee thereof on the date of the Purchase Agreement (or if known, the consequences of which were not known to the Wright Board or any committee thereof as of the date of the Purchase Agreement), which change, effect, event, circumstance, occurrence or other matter, or any consequence thereof, becomes known to the Wright Board or any committee thereof prior to the Acceptance Time, provided, that in no event will any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

The Purchase Agreement does not prohibit Wright or the Wright Board or a committee thereof from (a) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (b) making any disclosure if the Wright Board determines, in good faith, after consultation with its outside counsel, that the failure to make such statement would be inconsistent with its fiduciary duties under applicable law, provided that any such disclosure (other than issuance by Wright of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not expressly reaffirm the Wright Board Recommendation will be deemed to be a Change of Board Recommendation.

Compensation Arrangements. Prior to the Acceptance Time, the Compensation Committee of the Wright Board will take all actions that may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved, where “Compensation Action” means any (a) granting by Wright or its subsidiaries to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by Wright or its subsidiaries into any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any a Wright employee benefit plan.

Delisting. Wright has agreed that prior to the Offer Closing it will, at Purchaser’s request, cooperate with Stryker and Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq to cause the delisting of Wright and the Shares from the Nasdaq as promptly as practicable after the Closing and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Anti-Takeover Measures. Wright and the Wright Board (and any applicable committees thereof) will take all actions necessary so that no anti-takeover measure is or becomes applicable to any of the transactions contemplated by the Purchase Agreement. If any anti-takeover measure becomes applicable to any of the transactions contemplated by the Purchase Agreement, Wright and the Wright Board (and any applicable committees thereof) will grant such approvals and take such actions as are necessary so that any such transactions may be consummated as promptly as practicable on the terms contemplated by the Purchase Agreement and otherwise act to eliminate such anti-takeover measures in respect of such transactions.

Director and Officer Liability. For a period of six (6) years after the Offer Closing, Wright will, and Stryker will cause Wright to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of Wright’s organizational documents as in effect immediately prior to the Offer Closing solely with respect to acts or omissions occurring prior to the Offer Closing and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any present (as of the Offer Closing) or former director or officer of Wright.

In addition, Stryker and Purchaser will, jointly and severally, from and after the Offer Closing, indemnify and hold harmless Wright, its subsidiaries and each present (as of the Offer Closing) or former director or officer of Wright against any liability for or on account of tax in connection with a Post-Offer Reorganization, including all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any action in relation thereto, provided that, any such indemnity will be limited to taxes incurred in such person’s capacity as a director or officer of Wright and not as a holder of Shares or other equity of Wright.

Wright may purchase prior to the Offer Closing, and if Wright does not purchase prior to the Offer Closing, Stryker will use reasonable best efforts to cause Wright to purchase at or after the Offer Closing, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by Wright in respect of acts or omissions occurring at or prior to the Offer Closing, which tail policy (a) will be effective for a period from the Offer Closing through and including the date six (6) years after the Offer Closing with respect to claims arising from facts or events that existed or occurred prior to or at the Offer Closing and (b) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the premium for such tail policy may not be (and Stryker will not be required to cause Wright to expend) in excess of three hundred percent (300%) of the last annual premium paid prior to the Offer Closing. Stryker will cause any such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by Wright.

Employee Matters. For a period beginning on the date of the Offer Closing and ending on the first anniversary of such date or such earlier date as a Current Employee’s (as defined below) employment terminates, Stryker will or will cause Wright and its subsidiaries to, maintain for each individual who is employed by Wright or its subsidiaries at the Offer Closing (each, a “Current Employee”):

•

base compensation and target annual cash incentive compensation or bonus opportunity (but subject to applicable adjustments to performance goals following the Offer Closing) that are at least as favorable as that provided to such Current Employee immediately prior to the Offer Closing;

•

benefits that are at least as favorable in the aggregate to those benefits (excluding equity or equity-related awards and any defined benefit pension benefits) provided to such Current Employee immediately prior to the Offer Closing; and

•

severance benefits that are at least as favorable as the severance benefits (excluding equity or equity-related severance benefits) provided to such Current Employee immediately prior to the Offer Closing.

Prior to the Acceptance Time, Wright may pay to each Current Employee who is employed by Wright or one of its subsidiaries at the time of such payments the following cash bonuses:

•

at the time such bonuses are typically paid, up to an amount due to such Current Employee under Wright’s annual bonus program assuming the achievement of applicable performance metrics at the higher of “target” or actual performance in 2019;

•

up to an amount due to such Current Employee under Wright’s annual bonus program assuming if the Acceptance Time occurs in 2020, the achievement of applicable performance metrics at “target” in 2020 with such amount being pro-rated for the portion of the year prior to the Acceptance Time; and

•

up to an amount due to such Current Employee under Wright’s annual bonus program assuming if the Acceptance Time occurs in 2021, (a) the achievement of applicable performance metrics at the higher of “target” or actual performance in 2020 and (b) the achievement of applicable performance metrics at “target” in 2021 with such amount being pro-rated for the portion of the year prior to the Acceptance Time.

Each Current Employee will be credited with his or her years of service for purposes of eligibility, vesting and level of benefits under the employee benefit plans of Stryker, Wright and its other subsidiaries (excluding for benefit accrual purposes under any defined benefit plan) that such Current Employees may be eligible to participate in after the Offer Closing, to the same extent as such service was taken into account under any comparable Wright benefit plan immediately prior to the date of the Offer Closing. In addition, Stryker will not subject Current Employees to any eligibility requirements, actively-at-work requirements, pre-existing condition limitations or waiting periods under any employee benefit plan of Stryker, Wright or its other subsidiaries for any condition for which the Current Employee would have been entitled to coverage under a corresponding benefit plan of Wright prior to the Offer Closing, and if Current Employees commence participating in employee benefit plans of Stryker, Wright and other subsidiaries other than on the first day of a plan year, Stryker will use commercially reasonable efforts to provide credit under such benefit plans for any expenses incurred by Current Employees and their covered dependents under a benefit plan of Wright during the portion of the plan year that includes the Offer Closing for purposes of satisfying any applicable copayments, co-insurance, deductibles, maximum out-of-pocket requirements and other out-of-pocket expenses or similar requirements under any such plans applicable to Current Employees and their covered dependents in respect of the plan year in which the Offer Closing occurs, subject to Stryker’s receipt of necessary information related to amounts paid by such Current Employees.

Regulatory Approvals; Efforts. Stryker, Purchaser and Wright have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws to consummate the Offer by or before the Outside Date. In addition, Stryker, Purchaser and Wright have agreed to, (a) in cooperation and consultation with each other, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign antitrust laws with respect to the Transactions as promptly as reasonably practicable and in any event prior to the expiration of any applicable legal deadline (provided that the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) business days after the date of the Purchase Agreement, unless otherwise agreed to by Wright and Stryker in writing) and (b) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested (including pursuant to a second or similar request) pursuant to the HSR Act or any other antitrust law. Stryker will, with the reasonable cooperation of Wright, be responsible for making any filing or notification, or draft filing as may be the case, required or advisable under foreign antitrust laws as promptly as reasonably practicable after the date of the Purchase Agreement, unless otherwise agreed to by Wright and Stryker in writing. Stryker, Purchaser and Wright will also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to each other in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by, or on behalf of, them in connection with proceedings under or relating to any antitrust laws, provided that Stryker will have the right to devise, control and direct the strategy and timing for, and making of all material decisions relating to (and will take the lead in all meetings and communications with any governmental body relating to), obtaining any consent of a governmental body relating to antitrust laws, including resolving any action related to any such consent.

Stryker, Purchaser and Wright have agreed (a) to furnish to each other such information and assistance as the other may reasonably request in connection with obtaining any consent or any action under or relating to antitrust laws or otherwise relating to or to facilitate a Remedy (as defined below), (b) to give each other reasonable advance notice of all meetings with any governmental body relating to any antitrust laws or otherwise relating to or to facilitate a Remedy, (c) to give each other an opportunity to participate in each of such meetings, (d) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any governmental body relating to any antitrust laws, (e) if any governmental body initiates a substantive oral communication regarding any antitrust laws, to promptly notify the other party of the substance of such communication, (f) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental body regarding any antitrust laws and (g) to provide each other with copies of all substantive written communications to or from any governmental body relating to any antitrust laws.

Stryker has agreed to, and will cause each of its subsidiaries to, take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act and any other antitrust laws to enable all applicable waiting periods to expire, and to avoid or eliminate impediments under applicable antitrust laws asserted by any governmental body, in each case, to cause the Offer to be consummated prior to the Outside Date, including if necessary to obtain clearance by any governmental body before the Outside Date, offering, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, equity holdings, rights, products or businesses of Stryker and its subsidiaries (including Wright and its subsidiaries), and any other restrictions on the activities of Stryker and its subsidiaries (including Wright and its subsidiaries) (the foregoing, a “Remedy”). To assist Stryker in complying with such obligations, Wright will (and will cause its subsidiaries to) enter into one or more agreements requested by Stryker to be entered into by any of them prior to the Offer Closing with respect to a Remedy. Without Stryker’s prior written consent, Wright will not (and will not permit any of its subsidiaries to) take or cause to be taken, do or cause to be done, offer, negotiate, commit to or effect any Remedy. Notwithstanding anything in the Purchase Agreement to the contrary, (a) Stryker’s obligation to (and to cause its subsidiaries (including for this purpose, Wright and its subsidiaries) to) offer, negotiate, commit to or effect any Remedy or Remedies will be limited to (i) total ankle replacement products and services and (ii) other products and services that represented, individually or in the aggregate, less than $25 million of annual revenue generated during the 2018 fiscal year and (b) Stryker will not be required to (or to cause its subsidiaries (including for this purpose, Wright and its subsidiaries) to) offer, negotiate, commit to or effect any Remedy or Remedies other than those required pursuant to clause (a).

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental body challenging any transaction contemplated by the Purchase Agreement, Stryker, Purchaser and Wright will cooperate in all respects with each other and will use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, decision or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of such transactions.

Litigation. Except as otherwise set forth in the Purchase Agreement with regards to regulatory approvals, Wright will control any action brought against Wright or any of its subsidiaries or their directors or officers relating to or in connection with the Purchase Agreement or the transactions contemplated thereby, provided that (a) Wright will notify Stryker as soon as possible of such actions, (b) Wright will consult with Stryker regarding the defense of any such actions, and Stryker will have a right to participate in such defense and (c) Wright will not compromise or settle or offer to compromise or settle any such actions without the prior written consent of Stryker (which consent will not be unreasonably withheld, delayed or conditioned).

Financing Cooperation. Wright has agreed to, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective representatives to, on a timely basis, provide reasonable cooperation requested in writing by Stryker that is customary in connection with the arrangement, marketing, syndication and consummation of any public or private debt financing or any public or private equity offering, including any offering of derivative securities or other securities exchangeable for, or convertible into, equity securities (and the satisfaction of the conditions precedent to funding thereof) for transactions that are similar to the transactions contemplated by the Purchase Agreement. The obtaining of any financing is not a condition to the Offer Closing. If financing has not been obtained, Stryker and Purchaser will continue to be obligated, prior to any valid termination of the Purchase Agreement, and subject to the fulfillment or waiver of the conditions of the Offer, to complete the Offer and consummate the transactions contemplated by the Purchase Agreement.

Treatment of Certain Wright Indebtedness. Wright has agreed not to make any change to the terms of the indentures governing its Cash Convertible Senior Note due 2020, Cash Convertible Senior Note due 2021 and Cash Convertible Senior Note due 2023 (collectively, the “Convertible Notes”) without the prior written consent of Stryker. In addition, Wright and its subsidiaries will take all actions as may be required in accordance with, and subject to, the terms of such indentures including, without limitation, delivery, issuance or entry into, as applicable, of any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to comply with such indentures. At the Offer Closing, Wright will take all necessary action to perform and comply with all of its obligations under the indentures governing its Convertible Notes within the time periods required thereby, provided that any opinions of counsel required by such indentures, or as may be required by the trustee pursuant to such indentures, will be delivered by Wright and its counsel to the extent required to be delivered in connection with the transactions contemplated by the Purchase Agreement. In addition, Wright has agreed to take all commercially reasonable actions requested by Stryker in connection with making elections under, amending, obtaining waivers, and/or unwinding or otherwise settling the hedge and warrant transactions associated with the Convertible Notes.

Other Covenants. The Purchase Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to access to information, confidentiality, public announcements and notification of certain matters.

Termination of the Purchase Agreement. The Purchase Agreement may be terminated and the transactions contemplated by the Purchase Agreement may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Wright and Stryker;

•	by either Wright or Stryker, if:

•

any court or other governmental body of competent jurisdiction has issued a final judgment, injunction order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Offer, Asset Sale, Compulsory Acquisition, Liquidation, Second Step Distribution, the Mergers or any other transaction contemplated by the Purchase Agreement, and such judgment, injunction, order, decree, ruling or other action has become final and non-appealable (a “Judgment Termination”), provided that the Judgment Termination will not be available to any party if the failure of such party to perform or comply with any of its obligations under the Purchase Agreement in any material respect has been the principal cause of or principally resulted in the issuance of such judgment, injunction, order, decree or ruling or the taking of such other action;

•

the Acceptance Time has not occurred on or prior to the Outside Date (an “Outside Date Termination”), provided that the right to an Outside Date Termination will not be available to any party if the failure of such party to perform or comply with any of its obligations under the Purchase Agreement in any material respect has been the principal cause of or principally resulted in the failure of the Acceptance Time to have occurred on or before the Outside Date;

•

the Offer (as it may have been extended and re-extended in accordance with the terms of the Purchase Agreement) expires as a result of the non-satisfaction of any condition to the Offer or is terminated pursuant to its terms and the Purchase Agreement without Purchaser having accepted for purchase any Shares validly tendered (and not withdrawn) pursuant to the Offer (a “Condition Failure Termination”), provided that the Condition Failure Termination will not be available to any party if the failure of such party to perform or comply with any of its obligations under the Purchase Agreement in any material respect has been the principal cause of or principally resulted in the non-satisfaction of any such condition to the Offer or the termination of the Offer pursuant to its terms without Purchaser having accepted for purchase any Shares validly tendered (and not withdrawn) pursuant to the Offer; or

•	the EGM has been held and been concluded and (a) the Governance Resolutions have not been adopted, (b) the Asset Sale Resolutions have not been adopted, (c) the Merger Resolutions have not been adopted or (d) the Demerger Resolutions have not been adopted (an “EGM Failure Termination”);

•	by Wright:

•

if (a) Purchaser fails to commence the Offer in violation of the Purchase Agreement or (b) Purchaser, in violation of the terms of the Purchase Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer (a “Failed Offer Termination”), provided, however, that the Failed Offer Termination will not be available if Wright has breached its obligations under the Purchase Agreement in any manner that is the principal cause of or principally resulted in the failure of the Offer to so commence;

•

if there has been a breach of any covenant or agreement made by Stryker or Purchaser in the Purchase Agreement, or any representation or warranty of Stryker or Purchaser is inaccurate or becomes inaccurate after the date of the Purchase Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Stryker or Purchaser of written notice from Wright of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (a “Purchaser Breach Termination”), provided that the Purchaser Breach Termination will not be available if Wright is then in material breach of any of its representations, warranties, covenants or agreements under the Purchase Agreement; or

•

in order for Wright to enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, the non-solicitation provisions of the Purchase Agreement (an “Alternative Acquisition Agreement Termination”);

•	by Stryker, if:

•

there has been a breach of any covenant or agreement made by Wright in the Purchase Agreement, or any representation or warranty of Wright is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a failure of the Wright No Breach Condition (as defined below), and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Wright of written notice from Stryker or Purchaser of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (a “Wright Breach Termination”), provided the Wright Breach Termination shall not be available if Stryker or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Purchase Agreement; or

•

(a) the Wright Board or any committee thereof effects a Change of Board Recommendation or (b) the Wright Board or any committee thereof or Wright breaches in any material respect the non-solicitation provisions of the Purchase Agreement (a “Change of Board Recommendation Termination”).

Effect of Termination. If the Purchase Agreement is terminated pursuant to its terms, it will become void and of no effect with no liability on the part of any party (or of any of its representatives) and all rights and obligations of any party shall cease, except that (a) certain specified provisions of the Purchase Agreement will survive, including those with respect to the Termination Fee (as defined below) and (b) no such termination will relieve any person of any liability for damages resulting from a material breach of the Purchase Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would, or would reasonably be expected to, result in a material breach of the Purchase Agreement (an “Intentional Breach”) or fraud. Stryker will cause the Offer to be terminated immediately after any termination of the Purchase Agreement.

Termination Fee. Wright has agreed to pay Stryker a termination fee of $150 million (the “Termination Fee”) if:

•	the Purchase Agreement is terminated by Wright pursuant to an Alternative Acquisition Agreement Termination;

•	the Purchase Agreement is terminated by Stryker pursuant to a Change of Board Recommendation Termination; or

•

(a) the Purchase Agreement is terminated by (i) Stryker pursuant to a Wright Breach Termination on the basis of a breach of a covenant or agreement, (ii) either Stryker or Wright pursuant to an EGM Failure Termination or (iii) either Stryker or Wright pursuant to an Outside Date Termination or a Condition Failure Termination (and in the case of a termination by either Stryker or Wright pursuant to a Condition Failure Termination, at the time of the expiration or termination of the Offer, all conditions to the Offer (other than the Minimum Condition) were satisfied or waived), (b) in any such termination under clause (a), prior to such termination, an Acquisition Proposal made after the date of the Purchase Agreement has been publicly disclosed and not publicly withdrawn or is otherwise known to the Wright Board and not withdrawn (publicly, if publicly disclosed) and (c) within twelve (12) months after any such termination, Wright or any of its subsidiaries enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal (regardless of when or whether such transaction is consummated) or any Acquisition Proposal is consummated (provided, that for purposes of clause (c), references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal will be substituted for “more than fifty percent (50%)”).

Governing Law, Jurisdiction. The Purchase Agreement and any action arising out of or relating to the Purchase Agreement or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware. Stryker, Purchaser and Wright have (a) expressly and irrevocably submitted to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of the Purchase Agreement, the Offer, or the other transactions contemplated by the Purchase Agreement, (b) agreed not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agreed not to bring any action relating to the Purchase Agreement, the Offer, or the other transactions contemplated by the Purchase Agreement in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware.

Specific Performance. Stryker, Purchaser and Wright have agreed that in the event of any breach of the Purchase Agreement, irreparable harm would occur that monetary damages could not make whole and that accordingly each party will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of the Purchase Agreement in any action without the posting of a bond or undertaking.

Conditions to the Offer. The conditions to the Offer are described in Section 15—“Certain Conditions of the Offer.”

12.	Purpose of the Offer; Plans for Wright.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all of Wright’s outstanding equity interests so that Purchaser will own and control all of Wright’s business, operations and assets. The purpose of the Post-Offer Reorganization is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or to otherwise acquire or increase control over Wright’s business, operations and assets. If the Offer Closing occurs, Stryker or Purchaser may elect to consummate a Post-Offer Reorganization as described below.

Following the Acceptance Time, except as described below, Purchaser will (and Stryker will cause Purchaser to) provide for a Subsequent Offering Period of at least ten (10) business days in accordance with Rule 14d-11 promulgated under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of any such Subsequent Offering Period, Purchaser or Stryker publicly announces its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale, Purchaser will (and Stryker will cause Purchaser to) extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five (5) business days to permit any remaining minority Wright shareholders to tender their shares in exchange for the Offer Consideration. The purpose of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) is to (a) offer to acquire outstanding Shares that were not tendered pursuant to the Offer and (b) allow non-tendering Wright shareholders, who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in connection with the Asset Sale and Liquidation (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid such adverse tax treatment. In the event that promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to, subject to the terms of the Purchase Agreement, effectuate the Mergers (as defined below), Purchaser we not be required to provide either a Subsequent Offering Period or Minority Exit Offering Period, but may do so if Purchaser chooses.

If the Offer is consummated, Purchaser expects that the current directors of the Wright Board will resign, other than two non-executive directors selected by Purchaser and Wright by mutual written agreement who are independent from Stryker and Purchaser and who qualify as independent under the Dutch Corporate Governance Code 2016 (unless the current non-executive directors do not agree to serve on the Wright Board after the Offer Closing, in which case Purchaser will designate replacement directors who will at all times be independent from Stryker and Purchaser and who qualify as independent under the Dutch Corporate Governance Code 2016), who Purchaser expects will remain on the Wright Board until the earliest of (a) such time after the Acceptance Time as Purchaser and its affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Shares, including pursuant to the Mergers and (b) the Second Step Distribution having been made and the Liquidation having been completed.

After the Offer Closing, Purchaser intends to cause Wright to terminate the listing of the Shares on the Nasdaq (the “Delisting”). As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, Purchaser intends to cause Wright to terminate the registration of the Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of the reporting obligations with respect to the Shares with the SEC.

In addition, after amendment of Wright’s articles of association following the Delisting, pursuant to the Governance Resolutions proposed to be approved at the EGM, record ownership of Shares can only be transferred pursuant to a notarial deed executed before a Dutch notary. This will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Shares. Furthermore, after such amendment of Wright’s articles of association, any transfer of record ownership of Shares prior to June 1, 2022 would require the prior approval of the Wright Board.

If you sell your Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), you will cease to have any equity interest in Wright or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Mergers, the Liquidation or the Compulsory Acquisition is consummated, you also will no longer have an equity interest in Wright. Similarly, after selling your Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or after consummation of the Mergers, the Liquidation or the Compulsory Acquisition, you will not bear the risk of any decrease in the value of Wright.

Post-Offer Reorganization. Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation, the Mergers and the Compulsory Acquisition would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation, the Mergers or the Compulsory Acquisition are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser. If a Post-Offer Reorganization is implemented, Stryker currently has a preference to implement the Mergers.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Wright shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Wright shareholders had they tendered their Shares pursuant to the Offer (including during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period).

Asset Sale, Liquidation and Second Step Distribution. In the event that the Asset Sale and Liquidation is implemented, which is subject to (a) the approval of the Asset Sale Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, any Wright shareholders who did not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will receive for each Share held immediately prior to completion of the Asset Sale cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. Upon consummation of the Asset Sale: (a) Wright will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Wright’s business operations and (ii) be the principal shareholder in Wright; and (c) the non-tendering Wright shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Liquidator would then complete the Liquidation in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable the Liquidator to make the Second Step Distribution, whereby the initial advance liquidation distribution is expected to result in payment, through a settlement agent, to each non-tendering Wright shareholder of cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Wright shareholder. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

Subject to adoption of the Asset Sale Resolutions, a foundation (stichting) to be incorporated under Dutch law (the “Liquidator”) will be appointed as the liquidator in respect of the Liquidation once Wright’s dissolution has become effective and the Liquidator will carry out the liquidation of Wright’s assets and business. The board of directors of the liquidator will initially consist of Wright, and Purchaser and Wright will use their respective reasonable best efforts to (a) procure that the board of directors of the Liquidator will, as soon as practicable after the EGM but in any case prior to the contemplated Second Step Distribution, consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider) and (b) reach agreement with such service provider as soon as practicable after the date of the Purchase Agreement.

Mergers. In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into Wright Luxembourg with Wright Luxembourg surviving the merger, (ii) Wright Luxembourg will merge with and into Wright Bermuda with Wright Bermuda surviving the merger and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger. Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law. Upon completion of the Mergers, Wright will be an indirect wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

Compulsory Acquisition. In the event that the Compulsory Acquisition is permissible under applicable law and implemented, then Shares held by non-tendering Wright shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the DCC. In that circumstance, the Dutch Court will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select the Reference Date. If the Compulsory Acquisition is commenced shortly following the Offer Closing and at the Offer Closing the Purchaser has achieved the Compulsory Acquisition Threshold, it is expected that the Reference Date will be the date of the Offer Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Offer Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Wright shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Wright shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Wright. If payment by Purchaser is made to the relevant governmental authority in the Netherlands, rather than directly to non-tendering Wright shareholders, such shareholders may only seek their consideration directly from such governmental authority in the Netherlands. Upon completion of the Compulsory Acquisition, Wright will be an indirect wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Compulsory Acquisition to their bank account or otherwise.

Alternative Post-Offer Reorganization Measures. The Purchase Agreement provides that Stryker or Purchaser, with, in certain circumstances, Wright’s prior written consent (such consent not to be unreasonably withheld), may also effectuate (and cause Wright to effectuate) the Post-Offer Reorganization by means of any of the following alternative manners (each an “Alternative Post-Offer Reorganization”):

•	an election by Wright pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity for U.S. federal tax purposes;

•

a statutory legal merger (juridische fusie) in accordance with Article 2:309 et seq. of the DCC between Wright (as the disappearing company) and Purchaser (as the acquiring company), pursuant to which merger the shareholders of Wright will receive shares of Purchaser (“Purchaser Shares”), cash or receivables in accordance with Article 2:325 of the DCC (or a mix of any of the foregoing), upon which merger the holders of the Purchaser Shares will be granted the right to exchange Purchaser Shares with Stryker, or an Affiliate of Stryker, for securities of Stryker at any time before a date to be set by Stryker or Purchaser, after which date the Purchaser Shares will be redeemed;

•

a statutory (cross-border or domestic) legal (bilateral or triangular) merger (juridische (driehoeks-) fusie) in accordance with Article 2:309 et seq. of the DCC between Wright, Purchaser and/or any Affiliate of Stryker;

•	a statutory legal (bilateral or triangular) demerger (juridische (driehoeks-) splitsing) of Wright in accordance with Article 2:334a et seq. of the DCC;

•

a contribution of cash and/or assets by Purchaser, Stryker or by any Affiliate of Stryker in exchange for ordinary shares in Wright’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the non-tendering Wright shareholders could be excluded;

•

a sale and transfer of assets and liabilities (a) by Wright or a subsidiary of Wright to Purchaser, Stryker or an affiliate of Stryker or (b) by Purchaser, Stryker or any affiliate of Stryker to Wright or any subsidiary of Wright, on terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and liabilities of Wright and its subsidiaries;

•	a distribution of proceeds, cash and/or assets to the shareholders of Wright or share buybacks;

•	a dissolution and/or liquidation of Wright;

•	a subsequent public offer for any Shares held by non-tendering Wright shareholders;

•	a conversion of Wright into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

•

any transaction, including a sale and/or transfer of any or all assets, between Wright and its affiliates or between Wright, on the one hand, and Purchaser or Stryker, on the other hand, or their respective affiliates (including any newly formed private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands), with the objective of preserving or utilizing any carry forward tax losses available to Wright, Stryker, Purchaser or any of their respective affiliates;

•	any transactions, restructurings, share issues, procedures and/or proceedings in relation to Wright and/or one or more of its affiliates required to effect the aforementioned transactions; and

•	any combination of the foregoing.

To undertake any Alternative Post-Closing Reorganization (other than as described in the first two bullet points above), Stryker or Purchaser would have to receive the prior written consent of Wright (not to be unreasonably withheld), which consent would require the affirmative vote of the Independent Directors if the proposed Alternative Post-Closing Restructuring constituted an Independent Director Approval Transaction (as defined below).

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Wright shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Wright shareholders, other than (i) pursuant to a rights issue by Wright or any other share issue where the non-tendering Wright shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in Wright (voorkeursrecht), (ii) the Asset Sale, the Liquidation and the Second Step Distribution, (iii) the Mergers or (iv) the Compulsory Acquisition and (b) any other form of unequal treatment that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Wright shareholders, but in any event not including (i) the Asset Sale, the Liquidation and the Second Step Distribution, (ii) the Mergers or (iii) the Compulsory Acquisition (each of (a) and (b), an “Independent Director Approval Transaction”).

Plans for Wright. It is expected that, initially following the Post-Offer Reorganization, the business and operations of Wright will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Purchaser and its affiliates will continue to evaluate the business and operations of Wright during the pendency of the Offer and after the consummation of any Post-Offer Reorganization and may make changes to their plans based on such evaluation, and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Purchaser and its affiliates intend to conduct a comprehensive review of Wright’s business, operations, capitalization and management with a view to optimizing the integration of Wright and Stryker.

To the best knowledge of Purchaser and Stryker, except for certain agreements described in the Schedule 14D-9, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Wright, on the one hand, and Stryker, Purchaser or Wright, on the other hand, existed as of the date of the Purchase Agreement, and the Offer is not conditioned upon any executive officer or director of Wright entering into any such agreement, arrangement or understanding.

It is possible that certain members of Wright’s current management team will enter into new employment arrangements with Wright, Stryker or their affiliates after the completion of the Offer and the transactions contemplated by the Purchase Agreement. Such arrangements may include the right to purchase or participate in the equity of Stryker or its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Wright shareholders and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Consideration.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq. According to the Nasdaq’s published guidelines, Nasdaq would consider disqualifying the Shares for listing on the Nasdaq if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, (c)(i) Wright has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Wright’s listed securities is less than $50 million over a ten consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Wright’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three (3) fiscal years). If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on the Nasdaq would be discontinued and the market for the Shares will be adversely affected. Regardless of whether the Shares continue to meet the criteria for continued listing on the Nasdaq, after the Offer Closing, we intend to cause Wright to terminate the listing of the Shares on the Nasdaq.

In addition, after amendment of Wright’s articles of association following the Delisting, pursuant to the Governance Resolutions proposed to be approved at the EGM, record ownership of Shares can only be transferred pursuant to a notarial deed executed before a Dutch notary. This will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law and will also require shareholders to incur costs for Dutch notarial fees when they transfer Shares. Furthermore, after such amendment of Wright’s articles of association, any transfer of record ownership of Shares prior to June 1, 2022 would require the prior approval of the Wright Board.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and listing, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Wright to the SEC if the Shares are neither listed on a national securities exchange nor held by three hundred (300) or more holders of record, subject to fulfilling certain conditions. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Wright to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Wright. Furthermore, the ability of “affiliates” of Wright and persons holding “restricted securities” of Wright to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the Nasdaq as described above. We intend to, and will cause Wright to, terminate the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing and expect to take steps to cause the suspension of all of Wright’s reporting obligations with respect to the Shares under the Exchange Act. If registration of the Shares is not terminated prior to the commencement of the Post-Offer Reorganization, the registration of the Shares under the Exchange Act will be terminated during or following the consummation of Post-Offer Reorganization.

Other measures. Subject to the terms and conditions of the Purchase Agreement and this Offer to Purchase, Purchaser reserves the right to submit, or request Wright to submit, proposals for a vote at a general meeting of shareholders of Wright (including the EGM) in order to change the corporate structure and the capital structure of Wright and/or achieve an optimal financial or other structuring, including amendments to Wright’s articles of association and changes in the accounting policies applied in Wright and its subsidiaries, all in accordance with Dutch law and the articles of association of Wright.

14.	Dividends and Distributions.

The Purchase Agreement provides that, from the date thereof to the Offer Closing or the earlier termination of the Purchase Agreement, except with the prior written consent of Purchaser, neither Wright nor any of its subsidiaries will declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any their share capital, equity interests or other ownership or voting interests (other than the declaration and payment of cash dividends or distributions by a direct or indirect, wholly owned subsidiary of Wright solely to its parent in the ordinary course of business consistent with past practice).

15.	Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Time, each of the following conditions to the Offer has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement):

•	the Minimum Condition;

•	the Regulatory Clearance Condition;

•	the Legal Restraints Condition;

•

(a) Wright has not breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Purchase Agreement on or before the Acceptance Time, (b) the representations and warranties of Wright contained in the Purchase Agreement (other than the representations and warranties set forth in Section 3.2 (Authorization; Valid and Binding Agreement), Section 3.3(a), the first sentences of Section 3.3(b) and Section 3.3(c), Sections 3.3(d)-(f) and Section 3.3(h) (to the extent it relates to Wright, its share capital or other interests therein) (Capitalization), Section 3.5(a)(i) (No Breach), the first sentence of Section 3.9 (Absence of Certain Developments), Section 3.21 (Brokerage), Section 3.23 (Anti-Takeover Measures) and Section 3.24 (Opinion) of the Purchase Agreement) and that (i) are not made as of a specific date are true and correct as of the Expiration Time, as though made on and as of the Expiration Time and (ii) are made as of a specific date are true as of such date, in each case, except, in the case of (i) or (ii), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Wright Material Adverse Effect”) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Wright Material Adverse Effect, (c) the representations and warranties set forth in Section 3.2 (Authorization; Valid and Binding Agreement), Section 3.3(a), the first sentence of Section 3.3(c), Sections 3.3(d)-(f) and Section 3.3(h) (to the extent it relates to Wright, its share capital or other interests therein) (Capitalization), Section 3.5(a)(i) (No Breach), the first sentence of Section 3.9 (Absence of Certain Developments) and Section 3.23 (Anti-Takeover Measures) of the Purchase Agreement are true and correct in all respects, except in the case of Section 3.3(a), the first sentence of Section 3.3(c), Sections 3.3(d)-(f) and Section 3.3(h) (to the extent it relates to Wright, its share capital or other interests therein) (Capitalization) of the Purchase Agreement for de minimis inaccuracies, as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is so true and correct or (d) the representations and warranties set forth in the first sentence of Section 3.3(b) (Capitalization), Section 3.21 (Brokerage) and Section 3.24 (Opinion) of the Purchase Agreement are true and correct in all material respects as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is so true and correct as of such earlier date) (collectively, the “Wright No Breach Condition”);

•	the Material Adverse Effect Condition;

•

Wright has delivered to Stryker a certificate dated as of the Expiration Time signed on behalf of the Wright by a senior executive officer of Wright to the effect that the Wright No Breach Condition and the Material Adverse Effect Condition have been satisfied as of the Expiration Time;

•	the resignations of the existing members of the Wright Board as contemplated by the Purchase Agreement have been obtained;

•	the Governance Resolutions Condition; and

•	the Purchase Agreement has not been terminated pursuant to its terms.

The foregoing conditions are for the benefit of Stryker and Purchaser and (except for the Minimum Condition and the condition set forth in the last bullet above) may be waived (where permitted by applicable law) by

Stryker or Purchaser in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. The failure by Stryker or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

The foregoing conditions are (a) for the benefit of Stryker and Purchaser and (except for the Minimum Condition) may be waived (where permitted by applicable law) by Stryker or Purchaser in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC and (b) in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Wright with the SEC and other information provided by Wright, we are not aware of any governmental license or regulatory permit that appears to be material to Wright’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Wright’s business, any of which under certain conditions specified in the Purchase Agreement, could cause Purchaser to terminate (and Stryker to cause Purchaser to terminate) the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission of the United States (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Form”) have been furnished to the FTC and the Antitrust Division of the Department of Justice of the United States (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, our purchase of Shares pursuant to the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Purchaser, of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended by the FTC or the Antitrust Division. The required waiting period with respect to the Offer and the Purchase Agreement will expire at 11:59 p.m., Eastern Time, fifteen (15) calendar days after filing (unless the fifteenth (15th) day falls on a weekend or holiday, in which case the fifteenth (15th) day is extended to the next business day), unless Purchaser withdraws its Premerger Notification and Report Form before the expiration of the initial fifteen (15) calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser withdraws and refiles its Premerger Notification and Report Form, the HSR Act waiting period will restart and will expire fifteen (15) calendar days following the re-filing of the Premerger Notification and Report Form unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until ten (10) calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Wright. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or requiring the divestiture of substantial assets of Purchaser, Wright or any of their respective subsidiaries or affiliates or requiring other relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Stryker believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser would not be obligated to consummate the Offer if such action results in the failure of a condition of the Offer. See Section 15—“Certain Conditions of the Offer.”

Foreign Competition Law Filings. Wright and Stryker and certain of their respective affiliates conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, Wright and their respective affiliates are engaged, Purchaser and Wright have anticipated possible filings with the Austrian Federal Competition Authority, the Colombian Superintendency of Industry and Commerce, the German Federal Cartel Office, the Saudi Arabian General Authority for Competition, and the UK Competition and Markets Authority. Waiting periods promulgated or approvals required under the competition laws of Austria, Colombia, Germany, the Kingdom of Saudi Arabia and the United Kingdom, in each case, to the extent applicable, will have, respectively, expired or been received before the transactions contemplated by the Purchase Agreement may close. Descriptions of the filing process for each of these jurisdictions are provided in Item 8 of the Schedule 14D-9. In accordance with the terms of the Purchase Agreement, Wright, Stryker and Purchaser have agreed to promptly make all such filings.

Stryker and Purchaser are not currently aware of any other pre-closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to certain Post-Offer Reorganizations or other business combinations following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to such Post-Offer Reorganizations because Purchaser was not, at the time the Purchase Agreement was executed, and is not, an affiliate of Wright (for purposes of the Exchange Act); and it is anticipated that any such Post-Offer Reorganization will be effected as soon as practicable after the consummation of the Offer (and within one year following the consummation of the Offer) and it is further anticipated that shareholders will receive the same price per Share as the Offer Consideration in such Post-Offer Reorganization (subject to the determination of the Dutch Court, if applicable).

17.	Appraisal Rights.

Wright shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer.

In the event that the Compulsory Acquisition is permissible under applicable law and implemented, the Dutch Court will determine in its sole discretion the price to be paid for the non-tendered Shares, which price may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest accrued at the rate applicable in the Netherlands (currently two percent (2%) per annum). The non-tendering Wright shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige us to buy their Shares.

In the event the Merger Resolutions are adopted at the EGM or any subsequent EGM, any Wright shareholder that votes against the Merger Resolutions may exercise its withdrawal right under Dutch law in connection with the First-Step Merger (the “Merger Withdrawal Right”) by filing a request for compensation in accordance with Section 2:333h of the DCC within one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions were adopted. If the Mergers are then implemented, such compensation would be paid in cash in connection with the consummation of the First-Step Merger. The Merger Resolutions include certain amendments to Wright’s articles of association that fix the cash compensation payable to any such Wright shareholders exercising the Merger Withdrawal Right at an amount per Share equal to the Offer Consideration without interest and less applicable withholding taxes.

18.	Fees and Expenses.

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. As part of the services included in such retention, the Information Agent may contact Wright shareholders by mail, telephone, facsimile, personal interview, electronic mail, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as set forth above, neither Stryker nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) Wright shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to Wright shareholders in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Stryker or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Stryker, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Stryker and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in Section 8—“Certain Information Concerning Stryker and Purchaser.”

Wright is required under the Purchase Agreement to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 concurrently with this Offer to Purchase, setting forth the recommendation of the Wright Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Wright is also required under the Purchase Agreement to file a preliminary proxy statement with the SEC in connection with the EGM, together with other appropriate materials for the EGM, within forty-five (45) business days from the date of the Purchase Agreement, and may file amendments and supplements thereto. A copy of such documents, and any amendments thereto, may, when filed, may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in Section 7—“Certain Information Concerning Wright.” INVESTORS AND SHAREHOLDERS OF WRIGHT ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT PERSONS SHOULD CONSIDER BEFORE MAKING ANY VOTING DECISION. Wright, its directors and executive officers and other members of its management and employees, as well as Stryker and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Wright’s shareholders in connection with the EGM. Information about Wright’s directors and executive officers and their ownership of Shares is set forth in the proxy statement for Wright’s 2019 annual general meeting of shareholders, which was filed with the SEC on May 17, 2019. Information about Stryker’s directors and executive officers is set forth in the proxy statement for Stryker’s 2019 annual meeting of shareholders, which was filed with the SEC on March 20, 2019. Wright shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM, including the interests of Wright’s directors and executive officers in the transaction, which may be different than those of Wright’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Stryker B.V.

Stryker Corporation

December 13, 2019

SCHEDULE I

INFORMATION RELATING TO STRYKER AND PURCHASER

Stryker. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five (5) years of each of the executive officers and directors of Stryker. The current business address of each person is 2825 Airview Boulevard, Kalamazoo, Michigan, USA, and the current business telephone number is +1 (269) 385-2600.

Name	Citizenship	Title
Kevin A. Lobo	United States	Director, Chairman and Chief Executive Officer
Mary K. Brainerd	United States	Director
Srikant M. Datar, Ph.D.	United States	Director
Roch Doliveux, DVM	France	Director
Louise L. Francesconi	United States	Director
Allan C. Golston	United States	Director
Sherilyn S. McCoy	United States	Director
Andrew K. Silvernail	United States	Director
Ronda E. Stryker	United States	Director
Rajeev Suri	Singapore	Director
Yin C. Becker	United States	Vice President, Communications, Public Affairs and Corporate Marketing
William E. Berry, Jr.	United States	Vice President, Corporate Controller and Principal Accounting Officer
Glenn S. Boehnlein	United States	Vice President and Chief Financial Officer
M. Kathryn Fink	United States	Vice President, Chief Human Resources Officer
Robert Fletcher	United States	Vice President, Chief Legal Officer
Viju Menon	United States	Group President, Global Quality and Operations
Katherine A. Owen	United States	Vice President, Strategy and Investor Relations
Bijoy S.N. Sagar	United States	Vice President, Chief Digital Technology Officer
Timothy J. Scannell	United States	President and Chief Operating Officer

Directors of Stryker

Mr. Lobo has been Chairman of the Board since July 2014 and has served as the Chief Executive Officer of Stryker since October 2012. Mr. Lobo also served as President from October 2012 to August 2018. He joined Stryker as a Group President in April 2011. Prior thereto, he held leadership roles over eight years with Johnson & Johnson, including as president of Ethicon Endo-Surgery. Mr. Lobo is also a director of Parker-Hannifin Corporation, a manufacturer of motion and control technologies and systems.

Ms. Brainerd has served as one of Stryker’s directors since 2017. Ms. Brainerd served as President and Chief Executive Officer of HealthPartners, the largest consumer-governed, nonprofit healthcare organization in the United States, from 2002 to May of 2017, when she retired. Prior to joining HealthPartners, Ms. Brainerd held various roles with Blue Cross and Blue Shield of Minnesota from 1984 to 1992. Ms. Brainerd also serves on the board of directors of Bremer Bank, a privately held regional financial services company. The address of HealthPartners is 8170 33rd Avenue S., Bloomington, MN 55425.

Dr. Datar has served as one of Stryker’s directors since 2009. He has served as the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration of Harvard University since 1996, and also serves as Faculty Chair of the Harvard Innovation Labs and Senior Associate Dean for University Affairs. From 1989 to

1996, Dr. Datar was Edmund W. Littlefield Professor at the Graduate School of Business, Stanford University. Dr. Datar is also a director of Novartis AG, a multinational pharmaceutical and consumer health products company, ICF International, Inc., a management, technology and policy consulting firm, and T-Mobile US, Inc., a provider of wireless voice, messaging and data services. The address of the Graduate School of Business Administration of Harvard University is 1350 Massachusetts Ave., Suite 350, Cambridge, MA 02138.

Dr. Doliveux has served as one of Stryker’s directors since 2009. Dr. Doliveux is Chairman of the Board of Pierre Fabre SA, a global dermocosmetics and healthcare company, as well as Chairman of GLG Institute, a community of senior executives for experience sharing and learning. Previously, Dr. Doliveux was former Chief Executive Officer of UCB, a global biopharmaceutical company, from January 2005 to December 2014. He is also Chairman of the Board of the Vlerick Business School, a top-100 business school in the world based in Belgium and of the Caring Entrepreneurship Fund, a philanthropic organization to help entrepreneurs start their own business in healthcare. The address of UCB is Allée de la Recherche, 60 1070 Brussels Belgium.

Ms. Francesconi has served as one of Stryker’s directors since 2006. She was most recently Vice President of Raytheon Company, retiring in September 2008. Ms. Francesconi previously served as President of Raytheon Missile Systems, which she led from 1996 to July 2008. She is Chairman of the Tucson Medical Center Healthcare Board of Trustees and a director of UNS Energy Corporation, a utility that delivers natural gas and electric service.

Mr. Golston has served as one of Stryker’s directors since 2011. He has served as President, United States Program for the Bill & Melinda Gates Foundation since 2006. Previously, Mr. Golston was Chief Financial and Administrative Officer of the Bill & Melinda Gates Foundation from 2000 to 2006. Mr. Golston is also a director of Harley-Davidson, Inc., a manufacturer of motorcycles and accessories. The address of the Bill & Melinda Gates Foundation is 500 Fifth Avenue North, Seattle, WA 98109.

Ms. McCoy has served as one of Stryker’s directors since May 2018. Ms. McCoy is a former Chief Executive Officer and Director of Avon Products, Inc., a personal care products company, which she led for almost 6 years until she retired on February 4, 2018. Prior to joining Avon, Ms. McCoy had a 30-year career at Johnson & Johnson, where she led a variety of large medical device, pharmaceutical and consumer businesses and rose to the position of Vice Chair. She is also a director of AstraZeneca plc, a global, science-led biopharmaceutical company, Kimberly-Clark, a multinational manufacturer of personal care products, and Novocure, an oncology company. The address of Avon Products, Inc. is Building 6, Chiswick Park, London W4 5HR, United Kingdom.

Mr. Silvernail has served as one of Stryker’s directors since 2013. Mr. Silvernail is Chairman, President and Chief Executive Officer of IDEX Corporation. He has held the position of Chairman since January 2012 and President and Chief Executive Officer since August 2011. Previously, Mr. Silvernail held the position of Vice President, Group Executive at IDEX Corporation from January 2009 to August 2011. Mr. Silvernail is also a trustee for the Manufacturers Alliance for Productivity and Innovation (MAPI). The address of IDEX Corporation is 680 Dundee Road, Northbrook, IL 60062.

Ms. Stryker has served as one of Stryker’s directors since 1984. She is a granddaughter of the founder of Stryker and daughter of a former President of Stryker. She is also Vice Chair and a director of Greenleaf Trust, a Michigan chartered bank, Vice Chair of Spelman College, a trustee of Kalamazoo College and member of the Harvard Medical School Board of Fellows. Ms. Stryker is also Stryker’s largest individual shareholder.

Mr. Suri has served as one of Stryker’s directors since May 2018. Mr. Suri has been President and Chief Executive Officer of Nokia, a leading global technology company, since April 2014. From 2009 to 2014, he was Chief Executive Officer of Nokia Solutions and Networks (previously Nokia Siemens Networks). Much of his nearly 30-year career has been spent in leadership roles at Nokia. He is also a United Nations Broadband Commissioner. The address of Nokia is Karaportti 3 02610 Espoo, Finland.

Executive Officers of Stryker (Excluding Mr. Lobo, Chairman and Chief Executive Officer of Stryker)

Ms. Becker has served as Vice President, Communications, Public Affairs and Corporate Marketing of Stryker since January 2012. Earlier in her time at Stryker, Ms. Becker served as Vice President, Healthcare Innovations, Executive Director of the Homer Stryker Learning Center and Vice President, Global Communications for Stryker’s Orthopaedics business. Prior to joining Stryker, Ms. Becker served in various leadership roles in marketing and education at Pfizer Inc. over ten years.

Mr. Berry has held the role of Vice President, Corporate Controller and Principal Accounting Officer of Stryker since February 2014. Prior to this, he served as Corporate Controller of Stryker from August 2011 to February 2014. Before joining Stryker in August 2011, Mr. Berry served as Assistant Corporate Controller for Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances. From 2007 to 2009, Mr. Berry served as Controller of the Electronics and Safety Division of Delphi Automotive LLP, a leading global vehicle components manufacturer. From 1995 to 2007, Mr. Berry held various positions with Federal-Mogul Corporation, a leading global supplier of vehicle and industrial products, most recently serving as Director of Finance for Global Powertrain.

Mr. Boehnlein has served as Vice President and Chief Financial Officer of Stryker since April 2016. He joined Stryker in 2003 as the Vice President of Finance and IT for the Endoscopy division, and has held various roles throughout his career at Stryker, most recently as Group CFO of MedSurg and Neurotechnology. Prior to joining Stryker, Mr. Bohenlein spent three years as CFO of Success TV. Earlier in his career, he was a partner and certified public accountant at Arthur Andersen.

Ms. Fink has served as Vice President, Chief Human Resources Officer of Stryker since January 2016. Previously, she held the role of Vice President, Human Resources, MedSurg and Neurotechnology Group from 2015 to 2016. Ms. Fink began her career at Stryker in 2013 as Vice President, Talent Management. Prior to joining Stryker, Ms. Fink held a number of HR roles at Cintas Corporation and Ethicon Endo-Surgery, a division of Johnson & Johnson.

Mr. Fletcher has held the role of Vice President, Chief Legal Officer since April 2019. Previously, Mr. Fletcher spent 15 years with Johnson & Johnson where he held multiple legal leadership roles including worldwide vice president of litigation and general counsel for the medical device and pharmaceutical sectors. Mr. Fletcher also spent 4 years as a corporate counsel for General Electric Aircraft Engines.

Mr. Menon has served as Stryker’s Group President, Global Quality and Operations since April 2018. Prior to joining Stryker in this role, Mr. Menon held various senior supply chain leadership roles and served as the Chief Supply Chain Officer and Senior Vice President at Verizon Communications, Inc. from May 2013 to April 2018. Earlier in his career, Mr. Menon held key leadership roles in technology and manufacturing at Intel Corporation. The address of Verizon Communications, Inc. is One Verizon Way, Basking Ridge, New Jersey 07920.

Ms. Owen joined Stryker in February 2007 as Vice President, Strategy and Investor Relations. Prior to joining Stryker, she served as a Medical Technology Analyst at Merrill Lynch. Earlier in her career, she served as a Medical Technology Analyst at Cowen & Co., was a Corporate Lending Analyst at State Street Bank and an Underwriter at Chubb Insurance Corporation.

Mr. Sagar has served as Vice President, Chief Digital Technology Officer of Stryker since September 2018. Previously, he held the position of Vice President, Chief Information Officer of Stryker from May 2014 to September 2018. Prior to joining Stryker, Mr. Sagar was most recently Chief Information Officer for Merck Millipore from July 2011 to March 2014, and before that served as Global Head of Information Systems and a member of the Divisional Board for the Chemicals division of Merck KGaA. Prior to joining Merck, Mr. Sagar held various roles with Millennium Pharmaceuticals, Amgen and Eli Lilly & Company. The address of Merck Millipore is 400 Summit Drive, Burlington, MA 01803.

Mr. Scannell became President and Chief Operating Officer of Stryker in August 2018. From 2009 to August 2018, he served as a Group President of Stryker for the Spine and Endoscopy divisions, later expanding to include MedSurg and Neurotechnology. Mr. Scannell began his career with Stryker in 1990 in the Endoscopy division, where he held various sales and marketing leadership roles, progressing to the position of Executive Vice President, overseeing sales, marketing and operations. In 2001, he was appointed Vice President and General Manager of our Biotech division. In 2003, he was named Vice President and General Manager of our Spine division and was later promoted to President of Spine for Stryker.

Purchaser. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment and academic history, material occupations, positions, offices or employment for at least the past five (5) years of each of the executive officers and directors of Purchaser.

Name	Citizenship	Title	Business Address & Business Telephone
Spencer S. Stiles	United States	Managing Director	2825 Airview Boulevard, Kalamazoo, Michigan, USA, +1 (269) 385-2600
Stuart Silk	United Kingdom	Managing Director	Herikerbergweg 145, Mercurius Building, 2nd floor, 1101 CN, Amsterdam, the Netherlands, +31 20 808 3777

Mr. Stiles has served as Group President, Orthopaedics and Spine since August 2019. Previously, he served as Group President, Neurotechnology, Instruments and Spine from August 2018 to July 2019, Global President of Instruments from April 2015 to July 2018, President of Spine from January 2011 to March 2015 and General Manager of the Communications business unit from September 2008 to December 2010. Mr. Stiles joined Stryker in 1999.

Mr. Silk has served as President, Europe, Latin America, Canada and EEMEA of Stryker since May 2018. Previously, he served as President of Europe, from October 2015 to May 2018. Mr. Silk began his career with Stryker in 2008 as Managing Director of France. Prior to Stryker, he held a variety of leadership and managerial roles in Europe and Latin America at Premier Farnell and CHEP.

Stryker Delaware. The following table sets forth the name, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five (5) years of each of the executive officers and directors of Stryker Delaware (except for Messrs. Berry and Stiles, whose employment history is described above). The current business address of each person is 2825 Airview Boulevard, Kalamazoo, Michigan, USA, and the current business telephone number is +1 (269) 385-2600.

Name	Citizenship	Title
William E. Berry, Jr.	United States	Director, Vice President, Finance
Spencer S. Stiles	United States	Director, President
Dean H. Bergy	United States	Vice President, Secretary
Jeanne M. Blondia	United States	Vice President, Treasurer
David G. Furgason	United States	Vice President, Tax

Mr. Bergy has served as Vice President, Corporate Secretary of Stryker since October 2012. He also served as Interim CFO and Vice President, Corporate Secretary from October 2012 until April 2013. Mr. Bergy joined Stryker in 1994 as Corporate Controller and has held a number of roles of increasing responsibility during his tenure. Prior to joining Stryker, Mr. Bergy was an Audit Senior Manager for Ernst & Young LLP.

Ms. Blondia has served as Vice President and Treasurer of Stryker since May 2008. In January of 2014, she became Vice President, Finance and Treasurer. Prior to joining Stryker in May 2008, Ms. Blondia served as the Vice President and Treasurer of Constellation Energy Group. Earlier in her career, she worked at the General Motors Treasurer’s office in New York, holding various roles of increasing responsibility, including Director of

Business Development for GMAC, GM’s finance subsidiary. She began her career as an Analyst at DRI, an economic consulting firm.

Mr. Furgason has served as Vice President, Tax of Stryker since August 2012. Previously, he served as Director of Tax, U.S. from August 2006 to 2010 and as Director, Global Tax Operations from 2010 to August 2012. Mr. Furgason began his career with Stryker in 2004 as Senior Manager, Tax Planning, Audits and Accounting. Prior to joining Stryker, Mr. Furgason had an 18-year career in public accounting as a principal with Jansen Furgason & Valk, PC and a manager with Ernst & Young LLP.

The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Courier or Mail: The American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Facsimile Transmission (for Eligible Institutions Only): (718) 234-5001 To Confirm Facsimile via Phone (for Confirmation Only): (800) 937-5449

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833